KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2016

This management's discussion and analysis ("MD&A"), prepared as of May 10, 2016, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at March 31, 2016 and for the three months then ended, and is intended to supplement and complement Kinross Gold Corporation’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2016 and the notes thereto (the “interim financial statements”).  Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations.  Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's annual audited consolidated financial statements for 2015 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The interim financial statements and MD&A are presented in U.S. dollars.  The interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three months ended March 31, 2016, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and in the “Cautionary Statement on Forward-Looking Information” on pages 38 - 39 of this MD&A.  In certain instances, references are made to relevant notes in the interim financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.
1.           DESCRIPTION OF THE BUSINESS
Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.  Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities.  Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow.  Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges.  Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

Consolidated Financial and Operating Highlights

	Three months ended March 31,
(in millions, except ounces, per share amounts and per ounce amounts)	2016	2015	Change	% Change
Operating Highlights
Total gold equivalent ounces (a)
Produced (c)	691,910	636,128	55,782	9%
Sold (c)	664,165	641,752	22,413	3%

Attributable gold equivalent ounces (a)
Produced (c)	687,463	629,360	58,103	9%
Sold (c)	659,397	634,565	24,832	4%

Financial Highlights
Metal sales	$782.6	$781.4	$1.2	0%
Production cost of sales	$462.3	$454.6	$7.7	2%
Depreciation, depletion and amortization	$207.8	$206.2	$1.6	1%
Operating earnings	$23.6	$42.5	$(18.9)	(44%)
Net loss attributable to common shareholders	$(13.9)	$(6.7)	$(7.2)	(107%)
Basic loss per share attributable to common shareholders	$(0.01)	$(0.01)	$-	-
Diluted loss per share attributable to common shareholders	$(0.01)	$(0.01)	$-	-
Adjusted net earnings attributable to common shareholders(b)	$1.4	$15.3	$(13.9)	(91%)
Adjusted net earnings per share (b)	$0.00	$0.01	$(0.01)	(100%)
Net cash flow provided from operating activities	$214.5	$250.1	$(35.6)	(14%)
Adjusted operating cash flow (b)	$202.6	$214.8	$(12.2)	(6%)
Capital expenditures	$139.5	$149.5	$(10.0)	(7%)
Average realized gold price per ounce	$1,179	$1,218	$(39)	(3%)
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$696	$708	$(12)	(2%)
Attributable(a) production cost of sales per equivalent ounce (c) sold(b)	$694	$709	$(15)	(2%)
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$682	$696	$(14)	(2%)
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$957	$957	$-	-
Attributable(a) all-in sustaining cost per equivalent ounce (c) sold (b)	$963	$964	$(1)	(0%)
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,023	$1,050	$(27)	(3%)
Attributable(a) all-in cost per equivalent ounce (c) sold (b)	$1,026	$1,054	$(28)	(3%)

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included in Section 11 of this document.
(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2016 was 79.64:1 (first quarter of 2015 - 72.91:1).

Consolidated Financial Performance

First quarter 2016 vs. First quarter 2015

Kinross’ attributable production increased by 9% compared with the first quarter of 2015, primarily due to the acquisition of Bald Mountain and the remaining 50% interest in Round Mountain (the “Nevada asset acquisition”), partially offset by lower production at Chirano due to decreases in grades and tonnes of ore processed.

During the first quarter of 2016, metal sales were marginally higher compared with the same period in 2015 due to an increase in gold equivalent ounces sold, offset by a decrease in metal prices realized.  Gold equivalent ounces sold in the first quarter of 2016 increased to 664,165 ounces compared with 641,752 ounces in the same period of 2015 primarily due to the increase in production as described above, partially offset by timing of shipments from Kupol and Bald Mountain.  The average gold price realized decreased from $1,218 per ounce in the first quarter of 2015 to $1,179 per ounce in the first quarter of 2016.

Production cost of sales increased by 2% compared with the first quarter of 2015, primarily due to the increase in gold equivalent ounces sold, partially offset by lower energy costs and favourable foreign exchange movements, which also resulted in a 2% decrease in the attributable production cost of sales per equivalent ounce sold.

Depreciation, depletion and amortization increased slightly compared with the first quarter of 2015, mainly due to an increase in the depreciable asset base as a result of the Nevada asset acquisition.  In addition, depreciation was higher at Maricunga and Tasiast due to a decrease in mineral reserves at December 31, 2015 and an increase in the depreciable asset base.  These increases were largely offset by decreases in depreciable asset bases at Fort Knox and Kettle River and lower gold equivalent ounces sold at Chirano.

Operating earnings were lower by 44% in the first quarter of 2016 compared with the same period in 2015, primarily due to the decrease in metal prices realized as well as transaction costs incurred in relation to the Nevada asset acquisition.  These changes were partially offset by lower exploration costs as a result of reduced exploration activity.

During the first quarter of 2016, net loss attributable to common shareholders was $13.9 million, or $0.01 per share, compared with $6.7 million, or $0.01 per share, in the same period of 2015.  The change was primarily a result of the decrease in operating earnings described above, partially offset by a decrease in income tax expense.  The Company recorded a tax expense of $15.6 million in the first quarter of 2016 compared with $25.3 million in the same period of 2015.  The tax expense in the first quarter of 2016 and 2015 included a recovery of $6.2 million and an expense of $17.7 million, respectively, due to re-measurements of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russia rouble.  In addition, tax expense changed due to differences in the level of income in the Company’s operating jurisdictions from one period to the next.

The adjusted net earnings attributable to common shareholders in the first quarter of 2016 was $1.4 million, or $0.00 per share, compared with adjusted net earnings attributable to common shareholders of $15.3 million, or $0.01 per share, for the same period in 2015.  The decrease in adjusted net earnings was mainly due to the decline in operating earnings as described above.

Net cash flow provided from operating activities decreased to $214.5 million in the first quarter of 2016 from $250.1 million in the first quarter of 2015, primarily due to less favourable working capital changes.

During the first quarter of 2016, adjusted operating cash flow decreased to $202.6 million from $214.8 million in the same period of 2015, primarily due to the decrease in operating earnings described above.

Capital expenditures decreased to $139.5 million compared with $149.5 million in the first quarter of 2015, primarily due to reduced spending at Fort Knox.

Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis decreased compared with the first quarter of 2015, primarily due to a decrease in input costs, such as energy, and favorable foreign exchange movements as well as an increase in attributable ounces sold.  In addition, non-sustaining capital expenditures decreased in the first quarter of 2016 compared with the same period in 2015.

2.           IMPACT OF KEY ECONOMIC TRENDS

Kinross’ 2015 annual MD&A contains a discussion of key economic trends that affect the Company and its financial statements. Included in this MD&A is an update reflecting significant changes since the preparation of the 2015 annual MD&A.

Price of Gold

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold.  During the first quarter of 2016, the average price of gold was $1,183 per ounce, with gold trading between $1,077 and $1,278 per ounce based on the London PM Fix gold price.  This compares to an average of $1,218 per ounce during the first quarter of 2015, with a low of $1,147 and a high of $1,296 per ounce.  During the first quarter of 2016, Kinross realized an average price of $1,179 per ounce compared with $1,218 per ounce for the corresponding period in 2015.

Major influences on the gold price during the first quarter of 2016 included the weakening of the U.S. dollar, negative interest rate policies in Japan and Europe, volatility in global financial markets and concerns over the global economy.  Gold prices also increased as a result of speculation on the timing of the next interest rate hike by the U.S. Federal Reserve and an increase in holdings of gold exchange-traded funds.

Cost Pressures

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general.  Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations.  The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, operations have continued to experience lower fuel costs in the first quarter of 2016, reflecting global oil and fuel price decreases that have occurred since the second half of 2014.  Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 Liquidity and Capital Resources for details.

Currency Fluctuations

At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Ghana, Mauritania, the Russian Federation, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies.  Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen.  During the three months ended March 31, 2016, the U.S. dollar, on average, was stronger relative to the Russian rouble, Canadian dollar, Chilean peso, Brazilian real, Ghanaian cedi and Mauritanian ouguiya compared with the same period in 2015.  As at March 31, 2016, the U.S. dollar was weaker compared to the December 31, 2015 spot exchange rates of the Russian rouble, Canadian dollar, Brazilian real, and Chilean peso, and stronger relative to the Ghanaian cedi and Mauritanian ouguiya.  In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 Liquidity and Capital Resources for details.

3.           OUTLOOK

The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 38 - 39 of this MD&A.

Unless otherwise stated "attributable" production includes only Kinross' share of Chirano production (90%).  Production cost of sales per attributable gold equivalent ounce is defined as production cost of sales as per the interim financial statements divided by the number of gold equivalent ounces sold, reduced for Chirano (10%) sales attributable to third parties.

Operational Outlook

As previously announced on February 10, 2016, Kinross expects to produce approximately 2.7 to 2.9 million gold equivalent ounces during 2016.

The Company expects to be within its production cost of sales guidance range of $675 to $735 per gold equivalent ounce and its all-in sustaining cost guidance range of $890 to $990 per gold equivalent ounce sold in 2016.

Kinross also expects to meet its revised 2016 capital expenditure forecast of approximately $755 million, which was increased from $595 million as a result of the decision to proceed with the Phase One expansion at Tasiast.

4.           PROJECT UPDATES AND NEW DEVELOPMENTS

Project updates

Tasiast expansion update

On March 30, 2016, the Company announced that it is proceeding with the Phase One expansion of its Tasiast mine in Mauritania (the “Phase One expansion”).  The Phase One expansion is expected to increase mill throughput capacity from the current 8,000 tonnes per day (“t/d”) to 12,000 t/d, and is expected to nearly double production and reduce production cost of sales per ounce by half.  The project is progressing well, with work commencing this month.  Engineering and procurement is 55% complete, major earthworks are scheduled to begin in June 2016 and the start of the project’s first substantial construction activity is planned for August 2016.  The Phase One expansion remains on track with full production expected by the end of the first quarter of 2018.  Capital expenditures for the Phase One expansion are estimated to be approximately $300 million.  In addition, estimated capital stripping of $428 million is expected to be incurred during the period 2016 to 2019.

The Company also released details of a prefeasibility study on a combined potential Phase One and Phase Two expansion based on installation of additional mill throughput of 18,000 t/d for a total combined capacity of 30,000 t/d.  This potential expansion contemplates replacing the two current ball mills with a new larger ball mill, adding incremental power generation to the existing 20 mega-watt heavy fuel oil power plant and additional leaching and thickening capacity, upgrading the water supply infrastructure, and expanding the mine fleet.  A feasibility study of Phase Two is expected to be initiated in the second half of 2016, with a potential go-ahead decision targeted for the end of 2017 and construction expected to commence in early 2018.  Based on this timeline, Phase Two could potentially reach full production in early 2020.

Bald Mountain update

The Bald Mountain exploration program, which is focused on targets in the footprint of active mining areas, is progressing well.  The new exploration team has two rigs on site, and has drilled approximately 9,000 metres since the close of the acquisition, mostly in the Saga, Top and Redbird pits in the 100% Kinross-owned North area.  Results are encouraging as the team continues to develop a better geological understanding of the property.  The Company remains confident in the upside potential at this prospective property, and expects to convert a substantial amount of the site’s estimated mineral resources into mineral reserves over the next few years.  The permitting process to expand exploration and mining activities is expected to be completed in mid-2016.

Russia projects update

Kinross’ Russian development projects continue to advance as planned.  At the Moroshka project, located approximately four kilometres east of Kupol, construction of an ore haulage road is now underway and is expected to be completed in June 2016.  The Company expects to commence mining in 2018 to process ore in the Kupol mill.  At September Northeast, located approximately 15 kilometres northwest of Dvoinoye, a haulage road to the site has been completed and a camp facility constructed.  Site preparation is expected to be completed by the fourth quarter of 2016 with mining on track to commence in late 2017.

La Coipa update

At the La Coipa Phase 7 project, Kinross continues to advance permitting efforts, including recently obtaining approval for an exploration Declaration of Impact to Environment permit.  Exploration drilling is planned for several targets in 2016, including Catalina, which is located less than one kilometre southeast of the Phase 7 deposit.

On March 16, 2016, the Chilean environmental permitting enforcement authority (the “SMA”), issued a resolution alleging violations under La Coipa’s water treatment permit (“WTP”) (refer to Section 10 Risk Analysis for details).

Maricunga update

In setting its strategic business priorities, Kinross has been assessing the Maricunga mine plan in the context of disciplined capital allocation and a focus on quality ounces over quantity.  After taking into consideration Maricunga’s cost position and future capital needs, as well as other capital priorities in its global portfolio, Kinross is contemplating a potential suspension of mining activities by the end of October 2016, subject to regulatory processes.  Should the Company proceed with this suspension, heap leach rinsing is expected to continue at Maricunga for approximately three years.  Total production expected from the heap during the three years of rinsing is expected to be approximately 100,000 gold equivalent ounces.

The Company will continue to review the operation’s mine plan, evaluate its estimated mineral reserve and mineral resource base and explore further permitting needs.

The Maricunga mine produced 212,155 gold equivalent ounces during 2015.  At December 31, 2015, the Maricunga mine had estimated proven and probable mineral reserves of 1.042 million ounces, estimated measured and indicated mineral resources of 4.275 million ounces and estimated inferred mineral resources of 1.053 million ounces.  The mineral reserve estimates were prepared using a $1,200 per ounce gold price, and the mineral resource estimates were prepared using a $1,400 per ounce gold price.

As previously announced on March 18, 2016, the Company received notification from the SMA of a resolution commencing a legal process that will seek the closure of Maricunga’s water pumping wells (refer to Section 10 Risk Analysis for details).  Kinross vigorously opposes the resolution and has filed an administrative appeal with the SMA on the basis that a complete stoppage of water use would be both legally and technically flawed and would have serious environmental, health and safety consequences.  The appeal process may impact the timing of any proposed future suspension.

On May 2, 2016, the SMA imposed a 15-day water curtailment order.  In response, the Maricunga mine has temporarily suspended mining and crushing activities for the duration of the order.  This temporary suspension is not expected to impact the Company’s regional production and cost guidance.

Recent transactions

Acquisition of Bald Mountain and remaining 50% interest in Round Mountain

On January 11, 2016, the Company completed the acquisition of 100% of the Bald Mountain gold mine and the remaining 50% interest in the Round Mountain gold mine from Barrick Gold Corporation (“Barrick”) for $610 million in cash, subject to a working capital adjustment.  Subsequent to March 31, 2016, the Company received $22.0 million in cash from Barrick in connection with the working capital adjustment, which will be reflected in the final purchase price allocation to be completed later in 2016.

The acquisition has been accounted for as a business combination as at January 11, 2016, and represents a strategic fit with the Company’s open-pit heap leach skill set and existing portfolio of operating assets, and enhances the production profile in the United States.

Equity Offering

On March 4, 2016, the Company completed a public equity offering of 83.4 million common shares at a price of $3.00 per common share for gross proceeds of approximately $250.0 million.  On March 15, 2016, the underwriters elected to exercise an option to purchase up to an additional 15% of the offering to cover over-allotments, and as a result, an additional 12.5 million common shares were issued at a price of $3.00 per common share.  The sale was completed on March 18, 2016 and increased the gross proceeds from the offering to $287.7 million.

Other developments

Board of Directors update

The Board of Directors of Kinross appointed Mr. Ian Atkinson as a Director effective February 10, 2016.  Mr. Atkinson has more than 40 years of experience in the mining industry and was most recently the President and Chief Executive Officer, and a Director, of Centerra Gold Inc.  Mr. Atkinson has extensive background in exploration, project development, and mergers and acquisitions.

Mr. John K. Carrington, who has been a Kinross Board member since 2005, has decided to retire and will not stand for re-election at the Company’s next annual meeting of shareholders on May 11, 2016.

5.           CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights

(in millions, except ounces and per ounce amounts)	Three months ended March 31,
	2016	2015	Change	% Change
Operating Statistics
Total gold equivalent ounces (a)
Produced (b)	691,910	636,128	55,782	9%
Sold (b)	664,165	641,752	22,413	3%

Attributable gold equivalent ounces (a)
Produced (b)	687,463	629,360	58,103	9%
Sold (b)	659,397	634,565	24,832	4%

Gold ounces - sold	647,490	625,018	22,472	4%
Silver ounces - sold (000's)	1,328	1,220	108	9%
Average realized gold price per ounce	$1,179	$1,218	$(39)	(3%)

Financial Data
Metal sales	$782.6	$781.4	$1.2	0%
Production cost of sales	$462.3	$454.6	$7.7	2%
Depreciation, depletion and amortization	$207.8	$206.2	$1.6	1%
Operating earnings	$23.6	$42.5	$(18.9)	(44%)
Net loss attributable to common shareholders	$(13.9)	$(6.7)	$(7.2)	(107%)

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2016 was 79.64:1 (first quarter of 2015 - 72.91:1).

Operating Earnings (Loss) by Segment
		Three months ended March 31,
(in millions)		2016	2015	Change	% Change (c)

Operating segments
	Fort Knox	$17.0	$19.7	$(2.7)	(14%)
	Round Mountain	13.8	5.6	8.2	146%
	Bald Mountain	(6.3)	-	(6.3)	(100%)
	Kettle River-Buckhorn	9.0	1.0	8.0	nm
	Paracatu	18.9	13.3	5.6	42%
	Maricunga	9.8	6.1	3.7	61%
	Kupol (a)	74.3	74.3	-	-
	Tasiast	(31.8)	(13.8)	(18.0)	(130%)
	Chirano	(19.5)	(7.2)	(12.3)	(171%)
Non-operating segment
	Corporate and Other (b)	(61.6)	(56.5)	(5.1)	(9%)
Total		$23.6	$42.5	$(18.9)	(44%)

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to non-operating assets (including La Coipa, Lobo-Marte, Cerro Casale and White Gold).

(c)	"nm" means not meaningful.

Mining operations
Fort Knox (100% ownership and operator) – USA
	Three months ended March 31,
	2016	2015	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	6,786	5,814	972	17%
Tonnes processed (000's) (a)	10,741	6,920	3,821	55%
Grade (grams/tonne)(b)	0.66	0.64	0.02	3%
Recovery(b)	81.3%	82.2%	(0.9%)	(1%)
Gold equivalent ounces:
Produced	87,800	82,673	5,127	6%
Sold	87,889	82,003	5,886	7%

Financial Data (in millions)
Metal sales	$102.8	$100.1	$2.7	3%
Production cost of sales	62.2	55.1	7.1	13%
Depreciation, depletion and amortization	23.5	24.6	(1.1)	(4%)
	17.1	20.4	(3.3)	(16%)
Exploration and business development	0.1	0.6	(0.5)	(83%)
Other	-	0.1	(0.1)	(100%)
Segment operating earnings	$17.0	$19.7	$(2.7)	(14%)

(a)	Includes 7,495,000 tonnes placed on the heap leach pads during the first quarter of 2016 (first quarter of 2015 - 3,554,000 tonnes).
(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.26  grams per tonne during the first quarter of 2016 (first quarter of 2015 - 0.29 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

First quarter 2016 vs. First quarter 2015

Tonnes of ore mined and processed were higher by 17% and 55%, respectively, compared with the first quarter of 2015, primarily due to increased utilization of equipment for mining activities as a result of run of mine ore being stacked on the heap leach pads rather than being stockpiled given the milder weather conditions.  During the first quarter of 2016, mill grades were 3% higher compared with the same period in 2015, largely due to planned mine sequencing.  Gold equivalent ounces produced increased by 6% compared with the first quarter of 2015 due to an increase in ore recovered from the heap leach pads.

During the first quarter of 2016, metal sales increased by 3% compared with the same period in 2015 due to the increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  Production cost of sales increased by 13% compared with the first quarter of 2015, primarily due to the increase in gold equivalent ounces sold and higher labour and maintenance costs.  In addition, the consumption of reagents was higher as a result of the increase in tonnes placed on the heap leach pads.  These increases were partially offset by lower fuel costs.  Depreciation, depletion and amortization decreased by 4% in the first quarter of 2016 compared with the same period in 2015, mainly due to a decrease in the depreciable asset base resulting from the impairment charge recognized at December 31, 2015, partially offset by the increase in gold equivalent ounces sold.

Round Mountain (2016: 100% ownership; 2015: 50% ownership and operator and Barrick 50%) – USA

	Three months ended March 31,
	2016 (a)	2015	Change	% Change (d)
Operating Statistics
Tonnes ore mined (000's)(b)	4,018	7,494	(3,476)	(46%)
Tonnes processed (000's)(b)	4,486	6,872	(2,386)	(35%)
Grade (grams/tonne)(c)	1.17	0.65	0.52	80%
Recovery(c)	82.9%	66.8%	16.1%	24%
Gold equivalent ounces:
Produced	92,926	40,262	52,664	131%
Sold	90,474	40,447	50,027	124%

Financial Data (in millions)
Metal sales	$106.4	$50.6	$55.8	110%
Production cost of sales	65.0	36.0	29.0	81%
Depreciation, depletion and amortization	27.2	9.0	18.2	nm
	14.2	5.6	8.6	154%
Exploration and business development	0.4	-	0.4	100%
Segment operating earnings	$13.8	$5.6	$8.2	146%

(a)
On January 11, 2016, Kinross completed its acquisition of the remaining 50% interest in the Round Mountain gold mine from Barrick. Results include 100% of Round Mountain from January 11, 2016 to March 31, 2016.

(b)
Tonnes of ore mined/processed represent 100% of operations for all periods. Includes 3,617,000 tonnes placed on the heap leach pads during the first quarter of 2016 (first quarter of 2015 - 6,726,000).

(c)
Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.44 grams per tonne during the first quarter of 2016 (first quarter of 2015 - 0.40 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(d) "nm" means not meaningful.

First quarter 2016 vs. First quarter 2015

During the first quarter of 2016, tonnes of ore mined and processed decreased by 46% and 35%, respectively, compared with the same period in 2015, largely due to planned mine sequencing and less favourable weather conditions, which resulted in fewer tonnes being stacked on the heap leach pads.  These decreases were partially offset by an increase in mill availability as a result of the mill being re-commissioned in March 2015 after having been suspended in the fourth quarter of 2014 due to the mill fire.  Grade increased in the first quarter of 2016 compared with the same period in 2015, mainly due to planned mine sequencing.  Mill recoveries increased by 24% compared with the first quarter of 2015, primarily due to the higher mill grades.  During the first quarter of 2016, gold equivalent ounces produced were higher compared with the same period in 2015, primarily due to the acquisition of the remaining 50% interest in Round Mountain and the increase in mill throughput.

Metal sales increased to $106.4 million in the first quarter of 2016 from $50.6 million in the same period of 2015 due to an increase in gold equivalent ounces sold mainly as a result of the acquisition of the remaining 50% interest in Round Mountain, partially offset by a decrease in metal prices realized.  During the first quarter of 2016, production cost of sales increased by 81% compared with the same period in 2015, primarily due to the acquisition of the remaining 50% interest in Round Mountain, partially offset by lower fuel and reagent costs.  Depreciation, depletion and amortization increased to $27.2 million in the first quarter of 2016 from $9.0 million in the first quarter of 2015, primarily due to increases in gold equivalent ounces sold and depreciable asset base, partially offset by an increase in mineral reserves at December 31, 2015.

Bald Mountain (100% ownership and operator) – USA

Period Ended
March 31, 2016
Operating Statistics (a)
Tonnes ore mined (000's)	1,766
Tonnes processed (000's)	1,766
Grade (grams/tonne)	0.62
Gold equivalent ounces:
Produced	20,422
Sold	11,197

Financial Data (in millions)
Metal sales	$13.4
Production cost of sales	13.1
Depreciation, depletion and amortization	5.5
(5.2)
Exploration and business development	1.1
Segment operating loss	$(6.3)

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

On January 11, 2016, Kinross completed its acquisition of 100% of the Bald Mountain gold mine, which includes a large associated land package, and the remaining 50% interest in the Round Mountain gold mine from Barrick for $610 million in cash, subject to a working capital adjustment.  Subsequent to March 31, 2016, the Company received $22.0 million in cash from Barrick in connection with the working capital adjustment, which will be reflected in the final purchase price allocation to be completed later in 2016.

During the period from January 11, 2016 to March 31, 2016, ore mined and processed at Bald Mountain amounted to 1,766,000 tonnes.  Ore placed on the heap leach pad had an average grade of 0.62g/t.  Bald Mountain produced 20,422 gold equivalent ounces and sold 11,197 gold equivalent ounces during the period January 11, 2016 to March 31, 2016.  Gold equivalent ounces sold were lower than gold equivalent ounces produced as a result of timing of shipments.

Metal sales of $13.4 million, net of cost of sales, depreciation, depletion and amortization, and exploration and business development expenses, resulted in an operating loss of $6.3 million for the period.

Kettle River–Buckhorn (100% ownership and operator) – USA
	Three months ended March 31,
	2016	2015	Change	% Change (a)
Operating Statistics
Tonnes ore mined (000's)	86	93	(7)	(8%)
Tonnes processed (000's)	107	111	(4)	(4%)
Grade (grams/tonne)	7.23	6.02	1.21	20%
Recovery	91.9%	91.3%	0.6%	1%
Gold equivalent ounces:
Produced	28,312	24,265	4,047	17%
Sold	28,264	24,167	4,097	17%

Financial Data (in millions)
Metal sales	$32.8	$29.5	$3.3	11%
Production cost of sales	22.2	24.3	(2.1)	(9%)
Depreciation, depletion and amortization	1.4	4.1	(2.7)	(66%)
	9.2	1.1	8.1	nm
Exploration and business development	0.1	0.1	-	-
Other	0.1	-	0.1	100%
Segment operating earnings	$9.0	$1.0	$8.0	nm

(a) "nm" means not meaningful.

First quarter 2016 vs. First quarter 2015

During the first quarter of 2016, tonnes of ore mined and processed decreased by 8% and 4%, respectively, compared with the same period in 2015, primarily due to planned mine sequencing.  Gold equivalent ounces produced and sold increased by 17%, compared with the first quarter of 2015, largely due to the higher grades and timing of ounces processed through the mill, partially offset by a decrease in throughput.

Metal sales increased by 11% in the first quarter of 2016 compared with the same period in 2015 due to the increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  Production cost of sales decreased by 9% compared with the first quarter of 2015, primarily due to lower labour, contractor and fuel costs, partially offset by the increase in gold equivalent ounces sold.  During the first quarter of 2016, depreciation, depletion and amortization decreased by 66% compared with the same period in 2015, largely as a result of a decrease in the depreciable asset base as Kettle River-Buckhorn nears the end of its mine life.

Paracatu (100% ownership and operator) – Brazil

	Three months ended March 31,
	2016	2015	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	11,825	11,616	209	2%
Tonnes processed (000's)	11,439	11,825	(386)	(3%)
Grade (grams/tonne)	0.44	0.43	0.01	2%
Recovery	73.1%	76.6%	(3.5%)	(5%)
Gold equivalent ounces:
Produced	119,376	124,685	(5,309)	(4%)
Sold	117,090	124,929	(7,839)	(6%)

Financial Data (in millions)
Metal sales	$138.6	$150.7	$(12.1)	(8%)
Production cost of sales	79.9	93.9	(14.0)	(15%)
Depreciation, depletion and amortization	35.4	37.8	(2.4)	(6%)
	23.3	19.0	4.3	23%
Other	4.4	5.7	(1.3)	(23%)
Segment operating earnings	$18.9	$13.3	$5.6	42%

First quarter 2016 vs. First quarter 2015

Tonnes of ore processed were lower by 3% compared with the first quarter of 2015, primarily due to less favourable weather conditions as a result of reduced rainfall in Southcentral Brazil.  During the first quarter of 2016, recoveries decreased by 5% compared with the same period in 2015, largely due to the metallurgical characteristics of the ore mined.  Gold equivalent ounces produced decreased by 4% in the first quarter of 2016 compared with the same period in 2015, primarily due to the lower mill throughput and recoveries, partially offset by gold recovered from the processing of Santo Antonio tailings.

During the first quarter of 2016, metal sales were lower by 8% compared with the same period in 2015 due to decreases in metal prices realized and gold equivalent ounces sold.  Production cost of sales were lower by 15% in the first quarter of 2016 compared with the same period in 2015, primarily due to the decrease in gold equivalent ounces sold and lower power and labour costs as a result of favourable foreign exchange movements, partially offset by an increase in contractor costs related to the Santo Antonio tailings reprocessing project.  Depreciation, depletion and amortization were 6% lower compared with the first quarter of 2015, primarily due to the decrease in gold equivalent ounces sold.

Maricunga (100% ownership and operator) – Chile

	Three months ended March 31,
	2016	2015	Change	% Change
Operating Statistics (a)
Tonnes ore mined (000's)	3,947	2,695	1,252	46%
Tonnes processed (000's)	4,254	2,912	1,342	46%
Grade (grams/tonne)	0.69	0.69	-	-
Gold equivalent ounces:
Produced	59,076	56,822	2,254	4%
Sold	57,490	54,376	3,114	6%

Financial Data (in millions)
Metal sales	$67.9	$67.5	$0.4	1%
Production cost of sales	47.3	56.0	(8.7)	(16%)
Depreciation, depletion and amortization	10.8	5.4	5.4	100%
Segment operating earnings	$9.8	$6.1	$3.7	61%

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

First quarter 2016 vs. First quarter 2015

During the first quarter of 2016, tonnes of ore mined and processed increased by 46% compared with the same period in 2015, primarily due to the suspension of mining and crushing operations in the first quarter of 2015 as a result of the stockpile tower replacement and the extreme weather event.  Gold equivalent ounces produced increased by 4% compared with the first quarter of 2015, largely due to an increase in tonnes of ore processed.

Metal sales increased slightly in the first quarter of 2016 compared with the same period in 2015 due to an increase in gold equivalent ounces sold, largely offset by a decrease in metal prices realized.  Production cost of sales decreased by 16% compared with the same period in 2015, primarily due to higher maintenance costs that were incurred in the first quarter of 2015 as a result of the stockpile tower replacement as well as lower labour costs resulting from reduced headcount and favourable foreign exchange movements.  In addition, fuel and power costs decreased due to lower prices.  Depreciation, depletion and amortization increased from $5.4 million in the first quarter of 2015 to $10.8 million in the first quarter of 2016, primarily due to a decrease in mineral reserves at December 31, 2015 and increases in the depreciable asset base and gold equivalent ounces sold.

Kupol (100% ownership and operator) – Russian Federation (a)

	Three months ended March 31,
	2016	2015	Change	% Change
Operating Statistics
Tonnes ore mined (000's) (b)	494	464	30	6%
Tonnes processed (000's)	416	418	(2)	(0%)
Grade (grams/tonne):
Gold	13.92	13.20	0.72	5%
Silver	104.19	95.64	8.55	9%
Recovery:
Gold	95.4%	94.9%	0.5%	1%
Silver	87.8%	85.3%	2.5%	3%
Gold equivalent ounces: (c)
Produced	192,450	185,729	6,721	4%
Sold	175,691	192,167	(16,476)	(9%)
Silver ounces:
Produced (000's)	1,116	1,045	71	7%
Sold (000's)	1,070	1,061	9	1%

Financial Data (in millions)
Metal sales	$207.1	$232.7	$(25.6)	(11%)
Production cost of sales	78.2	91.5	(13.3)	(15%)
Depreciation, depletion and amortization	52.9	63.9	(11.0)	(17%)
	76.0	77.3	(1.3)	(2%)
Exploration and business development	1.7	3.0	(1.3)	(43%)
Segment operating earnings	$74.3	$74.3	$-	-

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)	Includes 154,000 tonnes of ore mined from Dvoinoye during the first quarter of 2016 (first quarter of 2015 - 130,000).
(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2016 was 79.64:1 (first quarter of 2015 - 72.91:1).

First quarter 2016 vs. First quarter 2015

During the first quarter of 2016, tonnes of ore mined increased by 6% compared with the same period in 2015, primarily due to increased mining activity at Dvoinoye.  Gold equivalent ounces produced were 4% higher in the first quarter of 2016 compared with the same period in 2015, mainly due to an increase in the proportion of higher grade Dvoinoye ore processed.  In addition, production was higher as a result of tonnes processed from ore mined in the higher grade areas of the South Extension zone of the Kupol mine.  Gold equivalent ounces sold decreased by 9% compared with the first quarter of 2015, largely due to timing of shipments.

Metal sales decreased by 11% in the first quarter of 2016 compared with the same period in 2015 due to decreases in metal prices realized and gold equivalent ounces sold.  During the first quarter of 2016, production cost of sales were lower by 15% compared with the same period in 2015, primarily due to the decrease in gold equivalent ounces sold, and lower labour, reagent and fuel costs as a result of favourable foreign exchange movements.  Depreciation, depletion and amortization decreased by 17% compared with the first quarter of 2015, mainly due to the decrease in gold equivalent ounces sold.

Tasiast (100% ownership and operator) – Mauritania
	Three months ended March 31,
	2016	2015	Change	% Change (c)
Operating Statistics
Tonnes ore mined (000's)	1,891	1,009	882	87%
Tonnes processed (000's) (a)	1,964	696	1,268	182%
Grade (grams/tonne) (b)	1.51	2.00	(0.49)	(25%)
Recovery (b)	90.6%	89.4%	1.2%	1%
Gold equivalent ounces:
Produced	47,078	54,009	(6,931)	(13%)
Sold	48,391	51,790	(3,399)	(7%)

Financial Data (in millions)
Metal sales	$57.8	$62.9	$(5.1)	(8%)
Production cost of sales	47.2	51.9	(4.7)	(9%)
Depreciation, depletion and amortization	22.7	16.2	6.5	40%
	(12.1)	(5.2)	(6.9)	(133%)
Exploration and business development	1.9	4.7	(2.8)	(60%)
Other	17.8	3.9	13.9	nm
Segment operating loss	$(31.8)	$(13.8)	$(18.0)	(130%)

(a)	Includes 1,187,000 tonnes placed on the dump leach pads during the first quarter of 2016 (first quarter of 2015 - 66,000 tonnes).
(b)
Amount represents mill grade and recovery only. Ore placed on the dump leach pads had an average grade of 0.41 grams per tonne during the first quarter of 2016 (first quarter of 2015 - 0.97 grams per tonne). Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.

(c) "nm" means not meaningful.

First quarter 2016 vs. First quarter 2015

During the first quarter of 2016, tonnes of ore mined were 87% higher compared with the first quarter of 2015, primarily due to an increase in the mining rate to support the higher mill throughput rate of over 8,000 t/d achieved from continuous improvement initiatives completed in the fourth quarter of 2015.  In addition to the increase in mill throughput rate, tonnes of ore processed were higher compared with the first quarter of 2015 due to an increase in tonnes placed on the dump leach pads as a result of planned mine sequencing that involved mining a higher proportion of lower grade leachable ore from the West Branch deposit.  Mill grades decreased by 25% in the first quarter of 2016 compared with the same period in 2015, mainly due to mine sequencing.  During the first quarter of 2016, gold equivalent ounces produced decreased by 13% compared with the same period in 2015, largely due to lower ounces recovered from the dump leach pads.  Gold equivalent ounces sold decreased by 7%, primarily due to the decrease in gold equivalent ounces produced, partially offset by timing of shipments.

Metal sales decreased by 8% compared with the first quarter of 2015 due to decreases in metal prices realized and gold equivalent ounces sold.  During the first quarter of 2016, production cost of sales were lower by 9% compared with the same period in 2015, primarily due to the decrease in gold equivalent ounces sold, lower labor and fuel costs, and a decrease in reagent costs as a result of lower consumption.  Depreciation, depletion and amortization increased by 40% in the first quarter of 2016 compared with the same period of 2015, largely due to an increase in the depreciable asset base and a decrease in mineral reserves at December 31, 2015.

In the context of ongoing collective agreement negotiations, on May 10, 2016, the union at Tasiast served notice of intention to strike with effect on May 24, 2016.  The notice is not unexpected and regional management remains available to meet with the union.

Chirano (90% ownership and operator) – Ghana(a)
	Three months ended March 31,
	2016	2015	Change	% Change (b)
Operating Statistics
Tonnes ore mined (000's)	453	739	(286)	(39%)
Tonnes processed (000's)	847	899	(52)	(6%)
Grade (grams/tonne)	1.77	2.62	(0.85)	(32%)
Recovery	90.9%	89.4%	1.5%	2%
Gold equivalent ounces:
Produced	44,470	67,683	(23,213)	(34%)
Sold	47,679	71,873	(24,194)	(34%)

Financial Data (in millions)
Metal sales	$55.8	$87.4	$(31.6)	(36%)
Production cost of sales	47.2	45.9	1.3	3%
Depreciation, depletion and amortization	25.7	43.6	(17.9)	(41%)
	(17.1)	(2.1)	(15.0)	nm
Exploration and business development	1.7	3.9	(2.2)	(56%)
Other	0.7	1.2	(0.5)	(42%)
Segment operating loss	$(19.5)	$(7.2)	$(12.3)	(171%)

(a) Operating and financial data are at 100% for all periods.
(b) "nm" means not meaningful.

First quarter 2016 vs. First quarter 2015

During the first quarter of 2016, tonnes of ore mined decreased by 39% compared with the same period in 2015, primarily due to increased stripping activity at the Tano open pit and lower tonnes mined from the Akwaaba underground deposit, partially offset by an increase in mining activity at the Paboase underground deposit.  Tonnes of ore processed were 6% lower compared with the first quarter of 2015, largely due to repairs at the mill in February 2016, which decreased mill availability.  Grades were 32% lower in the first quarter of 2016 compared with the same period in 2015, mainly due to increased processing of stockpile ore and lower grade ore mined at Akwaaba and Paboase.  During the first quarter of 2016, gold equivalent ounces produced were 34% lower compared with the same period in 2015, primarily due to the lower grades and the decrease in tonnes processed.  Gold equivalent ounces sold in the first quarter of 2016 exceeded production due to timing of shipments.

Metal sales were lower by 36% in the first quarter of 2016 compared with the same period in 2015 due to decreases in metal prices realized and gold equivalent ounces sold.  During the first quarter of 2016, production cost of sales increased by 3% compared with the same period in 2015, primarily due to higher power costs as a result of an increase in the price of electricity and higher maintenance costs due to the mill shutdown in February 2016.  These increases were partially offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 41% compared with the first quarter of 2015, largely due to the decrease in gold equivalent ounces sold and an increase in mineral reserves at December 31, 2015.

Exploration and business development
	Three months ended March 31,
(in millions)	2016	2015	Change	% Change
Exploration and business development	$16.7	$22.8	$(6.1)	(27%)

Exploration and business development expenses were $16.7 million compared with $22.8 million in the first quarter of 2015.  Of the total exploration and business development expense, expenditures on exploration totaled $9.4 million compared with $15.8 million in the first quarter of 2015.  Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $nil for the first quarter of 2016 and 2015.

Kinross was active on 14 mine sites, near-mine and greenfield initiatives during the first quarter of 2016, with a total of 39,542 metres drilled.  During the first quarter of 2015, Kinross was active on more than 18 mine sites, near-mine and greenfield initiatives, with a total of 100,689 metres drilled.

General and administrative
	Three months ended March 31,
(in millions)	2016	2015	Change	% Change
General and administrative	$38.3	$39.0	$(0.7)	(2%)

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, Brazil, the Russian Federation, Chile, and the Canary Islands.

Other income (expense) – net

	Three months ended March 31,
(in millions)	2016	2015	Change	% Change (a)
Gains (losses) on sale of other assets - net	$3.5	$(1.2)	$4.7	nm
Foreign exchange losses	(2.8)	(1.0)	(1.8)	(180%)
Net non-hedge derivative gains (losses)	6.5	(1.9)	8.4	nm
Other	0.9	2.2	(1.3)	(59%)
Other income (expense) - net	$8.1	$(1.9)	$10.0	nm
(a) "nm" means not meaningful.

Other income (expense) increased from an expense of $1.9 million in the first quarter of 2015 to income of $8.1 million in the first quarter of 2016.  The discussion below details the significant changes in other income (expense) for the first quarter of 2016 compared with the same period in 2015.

Net non-hedge derivative gains (losses)

Net non-hedge derivative gains (losses) changed from a loss of $1.9 million in the first quarter of 2015 to a gain of $6.5 million in the first quarter of 2016.  The change was primarily due to unrealized gains of $5.6 million related to the total return swaps that were entered into to hedge cash settled restricted share units (refer to Section 6 Liquidity and Capital Resources).

Finance expense

	Three months ended March 31,
(in millions)	2016	2015	Change	% Change
Finance expense	$33.2	$24.0	$9.2	38%

Finance expense includes accretion on reclamation and remediation obligations and interest expense.

Finance expense increased by $9.2 million compared with the first quarter of 2015, largely due to an increase in interest expense.  Interest expense was $24.7 million in the first quarter of 2016 compared with $17.1 million in the same period of 2015, with the increase primarily due to a reduction in interest capitalized.  During the first quarter of 2016, interest capitalized was $3.2 million compared with $9.6 million in the same period of 2015, with the decrease mainly due to lower qualifying capital expenditures.

Income and mining taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, the Russian Federation, Mauritania, and Ghana.

The Company recorded a tax expense of $15.6 million in the first quarter of 2016 compared with $25.3 million in the same period of 2015.  The tax expense in the first quarter of 2016 and 2015 included a recovery of $6.2 million and an expense of $17.7 million, respectively, due to re-measurements of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russia rouble.  In addition, tax expense changed due to differences in the level of income in the Company’s operating jurisdictions from one period to the next.  Kinross' combined federal and provincial statutory tax rate for the first quarter of 2016 was 26.5% (2015 – 26.5%).

There are a number of factors that can significantly impact the Company's effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws, and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

6.           LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Three months ended March 31,
(in millions)	2016	2015	Change	% Change (a)
Cash flow
Provided from operating activities	$214.5	$250.1	$(35.6)	(14%)
Used in investing activities	(756.0)	(168.6)	(587.4)	nm
Provided from (used in) financing activities	246.1	(51.0)	297.1	nm
Effect of exchange rate changes on cash and cash equivalents	1.9	(3.5)	5.4	154%
Increase (decrease) in cash and cash equivalents	(293.5)	27.0	(320.5)	nm
Cash and cash equivalents, beginning of period	1,043.9	983.5	60.4	6%
Cash and cash equivalents, end of period	$750.4	$1,010.5	$(260.1)	(26%)
(a) "nm" means not meaningful.

During the first quarter of 2016, cash and cash equivalent balances decreased by $293.5 million compared with an increase of $27.0 million in the first quarter of 2015.  Detailed discussions regarding cash flow movements are noted below.

Operating Activities

First quarter 2016 vs. First quarter 2015

Net cash flow provided from operating activities decreased by $35.6 million in the first quarter of 2016 compared with the same period in 2015.   The decrease in cash flows was largely the result of less favourable working capital changes compared with the same period in 2015.

Investing Activities

First quarter 2016 vs. First quarter 2015

During the first quarter of 2016, net cash flow used in investing activities was $756.0 million compared with $168.6 million in the first quarter of 2015.  The primary use of cash in the first quarter of 2016 was for the acquisition of the Bald Mountain mine and the remaining 50% interest in the Round Mountain mine for $610.0 million.  During the first quarter of 2016 and 2015, cash used for capital expenditures was $139.5 million and $149.5 million, respectively.

The following table presents a breakdown of capital expenditures on a cash basis:

	Three months ended March 31,
(in millions)	2016	2015	Change	% Change
Operating segments
Fort Knox	$18.0	$41.4	$(23.4)	(57%)
Round Mountain	16.3	11.2	5.1	46%
Bald Mountain	1.7	-	1.7	100%
Kettle River - Buckhorn	-	0.6	(0.6)	(100%)
Paracatu	10.7	16.3	(5.6)	(34%)
Maricunga	0.8	7.5	(6.7)	(89%)
Kupol (a)	27.8	15.5	12.3	79%
Tasiast	49.9	36.4	13.5	37%
Chirano	11.7	7.3	4.4	60%
Non-operating segment
Corporate and Other (b)	2.6	13.3	(10.7)	(80%)
Total	$139.5	$149.5	$(10.0)	(7%)

(a) Includes $2.1 million of capital expenditures at Dvoinoye during the first quarter of 2016 (first quarter of 2015 - $2.8 million).
(b) "Corporate and Other" includes corporate and other non-operating assets (including La Coipa, Lobo-Marte and White Gold).

During the first quarter of 2016, capital expenditures decreased by $10.0 million compared with the same period in 2015, primarily due to lower spending at Fort Knox as a result of haulage trucks purchased in 2015, partially offset by increased spending at Tasiast related to additional equipment rebuilds and at Kupol.

Financing Activities

First quarter 2016 vs. First quarter 2015

Net cash flow provided from financing activities was $246.1 million in the first quarter of 2016 compared with $51.0 million used in financing activities during the first quarter of 2015.

During the first quarter of 2016, the Company received net proceeds of $275.7 million on the completion of the public equity offering of 95.9 million common shares, including 12.5 million common shares issued to the underwriters on the exercise of their over-allotment option.  On March 4, 2016, Kinross used $175.0 million of the net proceeds to repay its drawing on the revolving credit facility on January 4, 2016.  Interest paid during the first quarter of 2016 was $29.6 million.

During the first quarter of 2015, net cash flow used in financing activities included interest paid of $21.0 million and a repayment of $30.0 million on the Kupol loan.

Balance Sheet

	As at,
	March 31,	December 31,
(in millions)	2016	2015
Cash and cash equivalents	$750.4	$1,043.9
Current assets	$2,171.8	$2,292.1
Total assets	$8,132.9	$7,735.4
Current liabilities, including current portion of long-term debt	$674.2	$701.8
Total long-term financial liabilities(a)	$2,581.0	$2,452.7
Total debt, including current portion	$1,982.2	$1,981.4
Total liabilities	$3,898.1	$3,802.2
Common shareholders' equity	$4,192.3	$3,889.3
Non-controlling interest	$42.5	$43.9
Statistics
Working capital (b)	$1,497.6	$1,590.3
Working capital ratio (c)	3.22:1	3.27:1
(a) Includes long-term debt, provisions, and unrealized fair value of derivative liabilities.
(b) Calculated as current assets less current liabilities.
(c) Calculated as current assets divided by current liabilities.

At March 31, 2016, Kinross had cash and cash equivalents of $750.4 million, a decrease of $293.5 million from the balance as at December 31, 2015, primarily due to cash outflows of $610.0 million used in the purchase of the Bald Mountain mine and remaining 50% interest in the Round Mountain mine, partially offset by net proceeds of $275.7 million received from an equity issuance.  Current assets decreased to $2,171.8 million as at March 31, 2016, mainly as a result of the decrease in cash and cash equivalents, partially offset by an increase in inventories.  Total assets increased by $397.5 million to $8,132.9 million, largely due to the above mentioned acquisition, partially offset by the decrease in current assets.  Current liabilities decreased to $674.2 million as at March 31, 2016, largely due to a decrease in accounts payable and accrued liabilities.  Total long-term financial liabilities were higher by $128.3 million, primarily due to an increase in provisions as a result of the above mentioned acquisition.

As of May 9, 2016, there were 1,244.2 million common shares of the Company issued and outstanding.  In addition, at the same date, the Company had 14.8 million share purchase options outstanding under its share option plan.

Financings and Credit Facilities

Senior notes

The Company’s $1.5 billion of senior notes consist of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021, $500.0 million principal amount of 5.950% senior notes due 2024, and $250.0 million principal amount of 6.875% senior notes due 2041.

The $250.0 million 3.625% senior notes mature in September 2016.

Corporate revolving credit and term loan facilities

On July 24, 2015, the Company amended its $1,500 million revolving credit facility and $500 million term loan to extend the respective maturity dates.  The revolving credit facility’s term was extended by one year to August 10, 2020 from August 10, 2019, and the term loan was extended by one year to August 10, 2019 from August 10, 2018.

As at March 31, 2016, the Company had utilized $31.3 million (December 31, 2015 – $31.3 million) of the amended $1,500.0 million revolving credit facility.  The amount utilized was entirely for letters of credit.  On January 4, 2016, the Company drew $175.0 million in cash on the revolving credit facility, and repaid the amount in full on March 4, 2016.

Loan interest for both the amended revolving credit facility and the amended term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating.  Based on the Company’s credit rating at March 31, 2016, interest charges and fees, are as follows:

Type of credit
Dollar based LIBOR loan:
Term Loan	LIBOR plus 1.95%
Revolving credit facility	LIBOR plus 2.00%
Letters of credit	1.33-2.00%
Standby fee applicable to unused availability	0.40%

The amended revolving credit facility and amended unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens.  The significant financial covenant is a ratio of net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with this covenant at March 31, 2016.

Other

On March 31, 2015, the maturity date for the $250.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) was extended to June 30, 2016.  Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn.  Fees related to letters of credit under this facility are 1.00% to 1.25%.  As at March 31, 2016 and December 31, 2015, $212.7 million was utilized under this facility.

In addition, at March 31, 2016, the Company had $48.6 million (December 31, 2015 - $33.4 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania and Ghana.  These letters of credit have been issued pursuant to arrangements with certain international banks.

Subsequent to March 31, 2016, $166.4 million of surety bonds were issued with respect to Kinross’ operations in the United States.  The surety bonds were issued pursuant to arrangements with international insurance companies.

From time to time, the Company’s operations in Brazil may borrow US dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at March 31, 2016 and December 31, 2015, $nil was outstanding under such borrowings.

The following table outlines the credit facility utilization and availability:

Credit Facility Utilization:
	As at,
	March 31,	December 31,
(in millions)	2016	2015
Utilization of revolving credit facility	$(31.3)	$(31.3)
Utilization of EDC facility	(212.7)	(212.7)
Borrowings	$(244.0)	$(244.0)

Available under revolving credit facility	$1,468.7	$1,468.7
Available under EDC credit facility	37.3	37.3
Available credit	$1,506.0	$1,506.0

Total debt of $1,982.2 million at March 31, 2016 consists of $1,484.0 million for the senior notes and $498.2 million for the corporate term loan facility.  The current portion of this debt is $249.7 million at March 31, 2016.

Liquidity Outlook

In 2016, the Company expects to repay the $250.0 million 3.625% senior notes.

We believe that the Company’s existing cash and cash equivalents balance of $750.4 million, available credit of $1,506.0 million, and expected operating cash flows based on current assumptions (noted in Section 3 of this MD&A) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), reclamation and remediation obligations currently estimated for 2016 and the payments discussed above.  Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located.  Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies.  The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital expenditure requirements.  Another possible source of capital could be proceeds from the sale of non-core assets.  These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.

The following table provides a summary of derivative contracts outstanding at March 31, 2016:

Foreign currency	2016	2017
Brazilian real forward buy contracts
(in millions of U.S. dollars)	$50.6	$-
Average price (Brazilian reais)	3.79	-
Chilean peso forward buy contracts
(in millions of U.S. dollars)	$27.8	$-
Average price (Chilean pesos)	655.18	-
Canadian dollar forward buy contracts
(in millions of U.S. dollars)	$41.3	$6.0
Average price (Canadian dollars)	1.30	1.45
Energy
Oil swap contracts (barrels)	341,100	60,000
Average price	$46.90	$37.63

The following new derivative contracts were entered into during the three months ended March 31, 2016:

•	$16.5 million Canadian dollars at an average rate of 1.43 with maturities in 2016 and the first quarter of 2017;

•	109,500 barrels of crude oil at an average rate of $37.63 per barrel maturing in 2016 and the first quarter of 2017.

 Subsequent to March 31, 2016, the following new derivative contracts were entered into:

•	754,499 barrels of crude oil at an average rate of $46.33 per barrel maturing from 2016 to 2019.

The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units and cash-settled restricted share units.  Hedge accounting was not applied to the TRSs.

At March 31, 2016, 5,695,000 TRS units were outstanding.

Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at,
	March 31,	December 31,
(in millions)	2016	2015
Asset (liability)
Foreign currency forward contracts	$0.9	$(13.8)
Energy swap contracts	(1.2)	(2.2)
Total return swap contracts	8.1	1.0
	$7.8	$(15.0)

Contingencies

The Company is obligated to pay $20.0 million to Barrick if a positive production decision is made relating to the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

7.           SUMMARY OF QUARTERLY INFORMATION

	2016	2015				2014
(in millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Metal sales	$782.6	$706.2	$809.4	$755.2	$781.4	$791.3	$945.7	$911.9
Net earnings (loss) attributable to common shareholders	$(13.9)	$(841.9)	$(52.7)	$(83.2)	$(6.7)	$(1,235.1)	$(5.1)	$44.1
Basic earnings (loss) per share attributable to common shareholders	$(0.01)	$(0.73)	$(0.05)	$(0.07)	$(0.01)	$(1.08)	$-	$0.04
Diluted earnings (loss) per share attributable to common shareholders	$(0.01)	$(0.73)	$(0.05)	$(0.07)	$(0.01)	$(1.08)	$-	$0.04
Net cash flow provided from operating activities (a)	$214.5	$182.2	$232.1	$167.2	$250.1	$176.3	$303.0	$161.9
(a) Includes net cash flow of discontinued operations used in operating activities. On June 10, 2013, the Company announced its decision to cease development of Fruta Del Norte ("FDN"). As a result, FDN was classified as a discontinued operation. On December 17, 2014, the Company sold its interest in FDN.

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in the gold equivalent ounces sold.  Fluctuations in the silver price have also affected results.

Revenue increased slightly to $782.6 million on total gold equivalent ounces sold of 664,165 during the first quarter of 2016 compared with $781.4 million on sales of 641,752 total gold equivalent ounces during the first quarter of 2015.  The average gold price realized in the first quarter of 2016 was $1,179 per ounce compared with $1,218 per ounce in the same period of 2015.

During the first quarter of 2016, production cost of sales increased to $462.3 million compared with $454.6 million in the same period of 2015, primarily due to increases in gold equivalent ounces sold, partially offset by a decrease in input costs at various sites.

Fluctuations in the foreign exchange rates have also affected results.  Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases.  In addition, changes in mineral reserves during each of these years affected depreciation, depletion and amortization for quarters in the subsequent year.

On January 11, 2016, Kinross completed the acquisition of 100% of the Bald Mountain gold mine and the remaining 50% interest in the Round Mountain gold mine from Barrick for $610 million in cash, subject to a working capital adjustment.  Subsequent to March 31, 2016, the Company received $22.0 million in cash from Barrick in connection with the working capital adjustment, which will be reflected in the final purchase price allocation to be completed later in 2016.

In the fourth quarter of 2015, the Company recorded an after-tax impairment charge of $430.2 million relating to its Fort Knox, Tasiast and Round Mountain CGUs, net of a tax recovery of $9.3 million, and inventory and other asset impairment charges of $235.0 million.  In addition, during the second quarter of 2015, the Company recognized an inventory impairment charge of $24.5 million at Maricunga.

In the fourth quarter of 2014, the Company recorded after-tax impairment charges of $932.2 million relating to several of its CGUs, net of a tax recovery of $127.9 million and non-controlling interest of $23.7 million.

During the fourth quarter of 2014, the Company completed the sale of its FDN project for gross cash proceeds of $150.0 million and $90.0 million of Lundin Gold common shares, resulting in an after-tax recovery of $238.0 million.

Operating cash flows decreased to $214.5 million in the first quarter of 2016, compared with $250.1 million in the same period of 2015, primarily due to less favourable working capital changes.

8.           DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

For the quarter ended March 31, 2016, the Chief Executive Officer and the Chief Financial Officer concluded that Kinross’ disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS.  There has been no change in the Company’s internal control over financial reporting during the quarter ended March 31, 2016, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.           CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  The critical estimates, assumptions and judgments applied in the preparation of the Company’s interim financial statements are consistent with those applied and disclosed in Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2015.

Accounting Changes

The accounting policies applied in the preparation of the Company’s interim financial statements are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2015.

Recent Accounting Pronouncements

Recent accounting pronouncements issued by the IASB are disclosed in Note 3 of the interim financial statements.

10.           RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities.  Certain risk factors, including but not limited to those listed below, are related to the mining industry in general while others are specific to Kinross.  For a discussion of these risk factors, please refer to the MD&A for the year ended December 31, 2015 and for additional information please refer to the Annual Information Form for the year ended December 31, 2015, each of which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company.

Environmental and Regulatory Risk

The Company has been subject to ongoing environmental review of its operations in Chile.

Maricunga mine

In late 2013, Compania Minera Maricunga (“CMM”) was fined approximately $40,000 in respect of the degradation of the Pantanillo wetland located near the Maricunga mine’s water pumping wells.  In May 2015, the SMA issued a resolution alleging that Kinross had irreparably harmed portions of the Pantanillo wetland and two other downstream wetlands, and that the mine’s continuing water use poses an imminent risk to those wetlands.  In June 2015, Maricunga submitted legal and technical defenses, and throughout the balance of the year the SMA requested financial information from CMM and posted reports challenging CMM’s defenses.  In January 2016, CMM responded to the SMA reports, and on February 18, 2016, submitted an expert report in support of its defenses.   On March 18, 2016, the SMA issued a resolution seeking a sanction of an immediate complete curtailment of water use, and publicly stated it would seek an immediate injunction.  The Maricunga mine continues to operate normally, but relies solely on water from the Pantanillo area wells to support its operations.   On March 28, 2016, CMM filed a request with the SMA to reconsider its resolution.  While reserving its rights of appeal, CMM requested reconsideration of the sanction on the basis that a complete stoppage of water use at the Maricunga mine was both legally and technically flawed, and would have serious environmental, health and safety consequences.  Specifically, until the Maricunga mine is closed in accordance with the government-approved closure plan, the mine will require some water to ensure the health and safety of its personnel and local communities, maintain the environmental stability of the heap leach facilities, and complete closure of the mine in an environmentally responsible manner, in accordance with its permits, applicable laws and international best practices.  In April 2016, the SMA performed a site visit to inspect the process facilities and pumping wells, following which it requested, and CMM submitted, various detailed technical design and operational information.  A decision on the reconsideration could be rendered any day.  On receipt of the reconsideration decision, CMM intends to vigorously appeal the March 18, 2016 resolution and vigorously oppose any injunction request before the appropriate environmental tribunal.  The timeline to submit such an appeal, and the ability for SMA to seek an injunction, is suspended during the current reconsideration by the SMA.   However, on May 2, 2016, the SMA issued a 15-day water curtailment order.  In response, CMM has suspended mining and crushing activities for the duration of the order.  CMM remains in dialogue with the SMA to confirm the measures implemented and resulting water reduction are accepted by the SMA as full compliance with the order.  CMM will vigorously appeal any assertion of non-compliance with the present order, and any further such orders imposed by the SMA.

La Coipa mine

Although Mantos De Oro (“MDO”) suspended operations at the La Coipa mine in the fourth quarter of 2013, in accordance with the mine’s permit MDO continued its water treatment program to remediate levels of mercury in the ground water due to seepage from its tailing facility.  La Coipa’s WTP, related facilities and monitoring program, including downstream monitoring wells, have been in place since 2000.  The mine’s groundwater treatment permit establishes a very low standard for mercury of 1 part per billion.  The La Coipa mine has four monitor wells at or near its downstream property boundary at which there has never been an exceedance of the permitted standard.

In 2015, the SMA conducted an inspection of the WTP and monitoring wells and requested various information regarding those facilities and their performance, with which MDO fully cooperated.  On March 16, 2016, the SMA, issued a resolution alleging violations under La Coipa’s water treatment permit.  The resolution specified a total of seven charges, alleging permit violations at the WTP and/or failure to properly permit certain related activities, including capturing water at an undesignated reservoir, deficiencies in the mercury capture system, deficiencies in the monitoring system, and four WTP effluent samples from 2013 above the permitted standard and various monitoring well samples taken in 2013 and 2014.  If found guilty of the alleged permit violations, MDO could receive a fine of up to $8 million, the temporary or definitive suspension of operations, or even the revocation of its environmental permit.  On April 15, 2016, MDO submitted a compliance plan to remediate the alleged permit violations which remains subject to potential further engagement with the SMA prior to a decision by it whether or not to accept the plan.  If the plan is ultimately accepted, MDO would not be fined or otherwise sanctioned provided that the plan is implemented and maintained per its terms, a failure of which would result in doubled fines.  If the plan is ultimately not accepted, MDO will appeal the resolution.

These matters are subject to ongoing regulatory review and evaluation by the SMA and other applicable Chilean authorities, which may result in additional regulatory actions against CMM and MDO, and may have an adverse effect on the Company’s future operations in Chile and/or the financial condition of the Maricunga and La Coipa mines.

Political, Legal, Economic and Security Risk

The Company has mining and exploration operations in various regions of the world, including the United States, Canada, Brazil, Chile, the Russian Federation, Mauritania and Ghana, and such operations are exposed  to  various  levels  of  political,  economic,  and  other  risks  and  uncertainties.  These  risks  and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; crime, including organized criminal enterprise; thefts and illegal incursions on property (such as those taking place at Paracatu and Tasiast) which illegal incursions could result in serious security and operational issues, including the endangerment of life and property; extreme fluctuations in currency  exchange  rates;  high  rates  of  inflation;  labour  unrest; the  risks  of  civil  unrest;  expropriation  and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining (such as that taking place on Company-held ground in Mauritania) which illegal mining could result in serious environmental, social, political, security and operational issues, including the endangerment of life and property;  changes  to  policies  and  regulations  impacting  the  mining  sector;  adequacy, response and training of local law enforcement; restrictions  on  foreign  exchange and  repatriation;  and  changing  political  conditions,  currency  controls,  and  governmental  regulations  that favour  or  require  the  awarding  of  contracts  to  local  contractors  or  require  foreign  contractors  to  employ citizens of, or purchase supplies from, a particular jurisdiction.

Sunnyside Liability Risk

The Sunnyside Mine is an inactive mine situated in the Bonita Peak Mining District near Silverton, Colorado.  A subsidiary of Kinross, Sunnyside Gold Corporation ("SGC"), operated the mine for a period in the late-1980s to early 1990s and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area.  The Environmental Protection Agency (the “EPA”) is actively investigating the district and has formally proposed adding portions of the district, including areas impacted by SGC’s operations and closure activities, to the Superfund National Priorities List.  There is a substantial probability the EPA and others will assert that the Company is a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) and is jointly and severally liable for CERCLA response costs incurred in the district.  In addition, the EPA may seek to require SGC to conduct investigative and remedial activities.  On August 5, 2015, while working in another mine in the district known as the Gold King, the EPA caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River.  The Company has received a “notice of intent to sue” letter from the state of New Mexico indicating that it intends to sue a number of parties, including the EPA, and the Company, for, among other things, injunctive relief, future costs and attorneys’ fees under the Resource Conservation and Recovery Act (“RCRA”) to address endangerments allegedly arising out of releases of contaminated water from the Gold King, Sunnyside and other historic mines in the area.  The Company received a similar letter from the State of Utah indicating that it intends to sue a number of parties, including the EPA and the Company for, among other things, injunctive relief, costs, damages and attorneys’ fees under RCRA, the Clean Water Act and the Utah Water Quality Act.

11.           SUPPLEMENTAL INFORMATION

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document.  These measures are not defined under IFRS and should not be considered in isolation.  The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS.  These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses.  Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.  Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance.  However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) to adjusted net earnings for the periods presented:

	Three months ended March 31,
(in millions, except share and per share amounts)	2016	2015
Net earnings (loss) attributable to common shareholders - as reported	$(13.9)	$(6.7)
Adjusting items:
Foreign exchange losses	2.8	1.0
Non-hedge derivatives losses (gains) - net of tax	(6.6)	2.0
Losses (gains) on sale of other assets - net of tax	(3.5)	0.9
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(6.2)	17.7
Nevada acquisition costs	7.6	-
Taxes in respect of prior years	21.2	0.4
	15.3	22.0
Adjusted net earnings attributable to common shareholders	$1.4	$15.3
Weighted average number of common shares outstanding - Basic	1,173.6	1,145.1
Adjusted net earnings per share	$0.00	$0.01

Adjusted Operating Cash Flow

The Company makes reference to a non-GAAP measure for adjusted operating cash flow.  Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital.  Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics.  The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company.  However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted cash flow for the periods presented:

	Three months ended March 31,
(in millions)	2016	2015
Net cash flow provided from operating activities - as reported	$214.5	$250.1
Adjusting items:
Working capital changes:
Accounts receivable and other assets	0.2	(40.8)
Inventories	(37.1)	(50.7)
Accounts payable and other liabilities, including taxes	25.0	56.2
	(11.9)	(35.3)
Adjusted operating cash flow	$202.6	$214.8

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the interim condensed consolidated statement of operations divided by the total number of gold equivalent ounces sold.  This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold.  This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table provides a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Three months ended March 31,
(in millions, except ounces and production cost of sales per equivalent ounce)	2016	2015
Production cost of sales - as reported	$462.3	$454.6
Less: portion attributable to Chirano non-controlling interest	(4.7)	(4.6)
Attributable production cost of sales	$457.6	$450.0
Gold equivalent ounces sold	664,165	641,752
Less: portion attributable to Chirano non-controlling interest	(4,768)	(7,187)
Attributable gold equivalent ounces sold	659,397	634,565
Consolidated production cost of sales per equivalent ounce sold	$696	$708
Attributable production cost of sales per equivalent ounce sold	$694	$709

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting.  Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Three months ended March 31,
(in millions, except ounces and production cost of sales per ounce)	2016	2015
Production cost of sales - as reported	$462.3	$454.6
Less: portion attributable to Chirano non-controlling interest	(4.7)	(4.6)
Less: attributable silver revenues	(19.5)	(20.2)
Attributable production cost of sales net of silver by-product revenue	$438.1	$429.8
Gold ounces sold	647,490	625,018
Less: portion attributable to Chirano non-controlling interest	(4,757)	(7,167)
Attributable gold ounces sold	642,733	617,851
Attributable production cost of sales per ounce sold on a by-product basis	$682	$696

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs.  The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross.  Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures.  Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers.  The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis.  The value of silver sold is deducted from the total production cost of sales as it is considered residual production.  Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production.  Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Three months ended March 31,
(in millions, except ounces and costs per ounce)	2016	2015
Production cost of sales - as reported	$462.3	$454.6
Less: portion attributable to Chirano non-controlling interest (a)	(4.7)	(4.6)
Less: attributable (b) silver revenues (c)	(19.5)	(20.2)
Attributable (b) production cost of sales net of silver by-product revenue	$438.1	$429.8
Adjusting items on an attributable (b) basis:
General and administrative (d)	38.3	39.0
Other operating expense - sustaining (e)	23.5	11.7
Reclamation and remediation - sustaining (f)	18.3	14.5
Exploration and business development - sustaining (g)	11.5	13.3
Additions to property, plant and equipment - sustaining (h)	85.7	83.0
All-in Sustaining Cost on a by-product basis - attributable (b)	$615.4	$591.3
Other operating expense - non-sustaining (e)	2.5	4.5
Exploration - non-sustaining (g)	5.0	9.1
Additions to property, plant and equipment - non-sustaining (h)	34.3	43.8
All-in Cost on a by-product basis - attributable (b)	$657.2	$648.7
Gold ounces sold	647,490	625,018
Less: portion attributable to Chirano non-controlling interest (i)	(4,757)	(7,167)
Attributable (b) gold ounces sold	642,733	617,851
Attributable (b) all-in sustaining cost per ounce sold on a by-product basis	$957	$957
Attributable (b) all-in cost per ounce sold on a by-product basis	$1,023	$1,050

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Three months ended March 31,
(in millions, except ounces and costs per equivalent ounce)	2016	2015
Production cost of sales - as reported	$462.3	$454.6
Less: portion attributable to Chirano non-controlling interest (a)	(4.7)	(4.6)
Attributable (b) production cost of sales	$457.6	$450.0
Adjusting items on an attributable (b) basis:
General and administrative (d)	38.3	39.0
Other operating expense - sustaining (e)	23.5	11.7
Reclamation and remediation - sustaining (f)	18.3	14.5
Exploration and business development - sustaining (g)	11.5	13.3
Additions to property, plant and equipment - sustaining (h)	85.7	83.0
All-in Sustaining Cost - attributable (b)	$634.9	$611.5
Other operating expense - non-sustaining (e)	2.5	4.5
Exploration - non-sustaining (g)	5.0	9.1
Additions to property, plant and equipment - non-sustaining (h)	34.3	43.8
All-in Cost - attributable (b)	$676.7	$668.9
Gold equivalent ounces sold	664,165	641,752
Less: portion attributable to Chirano non-controlling interest (i)	(4,768)	(7,187)
Attributable (b) gold equivalent ounces sold	659,397	634,565
Attributable (b) all-in sustaining cost per equivalent ounce sold	$963	$964
Attributable (b) all-in cost per equivalent ounce sold	$1,026	$1,054

(a) Portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(b) “Attributable” includes Kinross' share of Chirano (90%) production.
(c) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver).  Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(d) “General and administrative” expenses is as reported on the interim condensed consolidated statement of operations, net of certain severance expenses.  General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(e) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as  other items not reflective of the underlying operating performance of our business.  Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred.  The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining.  Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(f) “Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines.  Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(g) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statement of operations, less non-sustaining exploration expenses.  Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure.  Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs.  Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining.  Business development expenses are considered sustaining costs as they are required for general operations.

(h) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less capitalized interest and non-sustaining capital.  Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three months ended March 31, 2016 relate to projects at Tasiast and Chirano.

(i) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include): “Operational Outlook”,  “Project Updates and New Developments”, “Liquidity Outlook”, “Contractual Obligation and Commitments”, “Contingencies”, “Other legal matters”, and “Risk Analysis”, and include, without limitation, statements with respect to our guidance and forecasts for production; production costs of sales, all-in sustaining cost and capital expenditures; as well as references to other possible events, the future price of gold and silver,  the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities,  currency fluctuations, capital requirements, project studies, mine life extensions, permitting, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation and regulatory processes. The words “ahead”, “anticipate”, “assumption”, “believe”, “contemplate”, “consideration”, “contingent”, “encouraging”, “estimates”, ‘‘expects’’, “explore”, “feasibility”, “forecast”, “focus”, “forward”, “future”, “guidance”, “indicate”, “intend”, “measures”, “objective”, “on track”, “outlook”, “opportunity”, “path”, “phase”, “plan”, “possible”, “potential”, “pre-feasibility”, “priority”, “project”, “proposition”, “prospective”, “risk”, “strategy”, “study”, “target”, “trending” or “upside”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or ‘will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form dated March 31, 2016 (“2016 AIF”) and our Management’s Discussion and Analysis for the fiscal year-end 2015 (“2015 MD&A”), as well as: (1) there being no significant disruptions affecting the operations of the Company  whether due to extreme weather events (including, without limitation, excessive or lack of rainfall) and other or related natural disasters, labour disruptions (including but not limited to at Tasiast following the recent strike notice or otherwise), supply disruptions, power disruptions, illegal incursions, illegal mining, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company’s operations being consistent with Kinross’ current expectations including, without limitation, land acquisitions and permitting for the construction and operation of the Eustaquio tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to potential power rationing, tailing facility regulation and amendments to mining laws in Brazil, potential amendments to labour laws and water laws and/or other water use restrictions and regulatory actions in Chile, potential amendments to minerals and mining laws and dam safety regulation in Ghana, potential amendments to customs and mining laws (including but not limited amendments to the VAT) in Mauritania, and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (11) goodwill and/or asset impairment potential; and (12) access to capital markets, including but not limited to credit ratings being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; the impacts of illegal mining and property incursions; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions (including but not limited to Bald Mountain and the other 50% of Round Mountain) and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; permitting and environmental enforcement actions and similar proceedings in jurisdictions in which the Company operates; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed 2016 AIF and the “Risk Analysis” section of our 2015 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $15 impact on production cost of sales per ounce1.

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $14 impact on Russian production cost of sales per ounce.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $24 impact on Brazilian production cost of sales per ounce

A $10 per barrel change in the price of oil could result in an approximate $3 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $3 impact on production cost of sales per ounce as a result of a change in royalties.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this MD&A has been prepared under the supervision of Mr. John Sims, an officer of the Company, who is a “qualified person” within the meaning of National Instrument 43-101.  The technical information about the Company’s exploration activities contained in this MD&A has been prepared under the supervision of Mr. Sylvain Guerard, an officer of the Company who is a “qualified person” within the meaning of NI 43-101.

1 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited expressed in millions of United States dollars, except share amounts)

		As at
		March 31,	December 31,
		2016	2015

Assets
Current assets
Cash and cash equivalents	Note 5	$750.4	$1,043.9
Restricted cash	Note 5	10.9	10.5
Accounts receivable and other assets	Note 5	107.5	108.2
Current income tax recoverable		125.9	123.3
Inventories	Note 5	1,165.6	1,005.2
Unrealized fair value of derivative assets	Note 6	11.5	1.0
		2,171.8	2,292.1
Non-current assets
Property, plant and equipment	Note 5	5,057.2	4,593.7
Goodwill		162.7	162.7
Long-term investments	Note 5	109.6	83.1
Investments in associate and joint venture		157.9	157.1
Other long-term assets	Note 5	393.7	370.2
Deferred tax assets		80.0	76.5
Total assets		$8,132.9	$7,735.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 5	$351.5	$379.6
Current income tax payable		18.3	6.4
Current portion of long-term debt	Note 7	249.7	249.5
Current portion of provisions	Note 8	51.0	50.3
Current portion of unrealized fair value of derivative liabilities	Note 6	3.7	16.0
		674.2	701.8
Non-current liabilities
Long-term debt	Note 7	1,732.5	1,731.9
Provisions	Note 8	848.5	720.8
Other long-term liabilities		168.9	148.7
Deferred tax liabilities		474.0	499.0
Total liabilities		3,898.1	3,802.2

Equity
Common shareholders' equity
Common share capital	Note 9	$14,889.5	$14,603.5
Contributed surplus		231.2	239.2
Accumulated deficit		(10,936.0)	(10,922.1)
Accumulated other comprehensive income (loss)	Note 5	7.6	(31.3)
Total common shareholders' equity		4,192.3	3,889.3
Non-controlling interest		42.5	43.9
Total equity		4,234.8	3,933.2
Commitments and contingencies	Note 13
Subsequent events	Notes 4, 7
Total liabilities and equity		$8,132.9	$7,735.4

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 9	1,244,137,896	1,146,540,188

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited expressed in millions of United States dollars, except share and per share amounts)

		Three months ended

		March 31,	March 31,
		2016	2015

Revenue
Metal sales		$782.6	$781.4

Cost of sales
Production cost of sales		462.3	454.6
Depreciation, depletion and amortization		207.8	206.2
Total cost of sales		670.1	660.8
Gross profit		112.5	120.6
Other operating expense		33.9	16.3
Exploration and business development		16.7	22.8
General and administrative		38.3	39.0
Operating earnings		23.6	42.5
Other income (expense) - net	Note 5	8.1	(1.9)
Equity in earnings (losses) of associate and joint venture		0.2	(1.0)
Finance income		1.6	2.2
Finance expense	Note 5	(33.2)	(24.0)
Earnings before tax		0.3	17.8
Income tax expense - net		(15.6)	(25.3)
Net loss		$(15.3)	$(7.5)
Net loss attributable to:
Non-controlling interest		$(1.4)	$(0.8)
Common shareholders		$(13.9)	$(6.7)

Loss per share attributable to common shareholders

Basic		$(0.01)	$(0.01)
Diluted		$(0.01)	$(0.01)

Weighted average number of common shares outstanding (millions)	Note 11
Basic		1,173.6	1,145.1
Diluted		1,173.6	1,145.1

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited expressed in millions of United States dollars)
		Three months ended
		March 31,	March 31,
		2016	2015

Net loss		$(15.3)	$(7.5)

Other comprehensive income (loss), net of tax:	Note 5
Items to be reclassified to profit or loss in subsequent periods:
Changes in fair value of investments (a)		26.5	(13.6)
Changes in fair value of derivative financial instruments designated as cash flow hedges (b)		8.8	(20.1)
Accumulated other comprehensive (income) loss related to derivatives settled (c)		3.6	15.3
		38.9	(18.4)
Total comprehensive income (loss)		$23.6	$(25.9)

Attributable to non-controlling interest		$(1.4)	$(0.8)
Attributable to common shareholders		$25.0	$(25.1)

(a)           Net of tax of $nil (2015 - $nil)
(b)           Net of tax of $2.5 million (2015 - $(7.8) million)
(c)           Net of tax of $0.9 million (2015 - $4.1 million)
The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited expressed in millions of United States dollars)

	Three months ended
	March 31,	March 31,
	2016	2015
Net inflow (outflow) of cash related to the following activities:
Operating:
Net loss	$(15.3)	$(7.5)
Adjustments to reconcile net earnings (loss) to net cash provided from operating activities:
Depreciation, depletion and amortization	207.8	206.2
Equity in (earnings) losses of associate and joint venture	(0.2)	1.0
Non-hedge derivative (gains) losses - net	(5.5)	1.0
Share-based compensation expense	3.8	4.6
Finance expense	33.2	24.0
Deferred tax recovery	(31.9)	(29.8)
Foreign exchange losses and other	10.7	15.3
Changes in operating assets and liabilities:
Accounts receivable and other assets	(0.2)	40.8
Inventories	37.1	50.7
Accounts payable and accrued liabilities	15.1	(27.6)
Cash flow provided from operating activities	254.6	278.7
Income taxes paid	(40.1)	(28.6)
Net cash flow provided from operating activities	214.5	250.1
Investing:
Additions to property, plant and equipment	(139.5)	(149.5)
Business acquisitions	(610.0)	-
Net additions to long-term investments and other assets	(11.1)	(21.7)
Net proceeds from the sale of property, plant and equipment	4.4	1.3
Decrease (increase) in restricted cash	(0.4)	0.2
Interest received and other	0.6	1.1
Net cash flow used in investing activities	(756.0)	(168.6)
Financing:
Proceeds from issuance of equity	275.7	-
Proceeds from issuance of debt	-	19.5
Repayment of debt	-	(49.5)
Interest paid	(29.6)	(21.0)
Net cash flow provided from (used in) financing activities	246.1	(51.0)
Effect of exchange rate changes on cash and cash equivalents	1.9	(3.5)
Increase (decrease) in cash and cash equivalents	(293.5)	27.0
Cash and cash equivalents, beginning of period	1,043.9	983.5
Cash and cash equivalents, end of period	$750.4	$1,010.5

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited expressed in millions of United States dollars)

	Three months ended
	March 31,	March 31,
	2016	2015

Common share capital
Balance at the beginning of the period	$14,603.5	$14,587.7
Shares issued on equity offering	275.7	-
Transfer from contributed surplus on exercise of options and restricted shares	10.3	10.8
Balance at the end of the period	$14,889.5	$14,598.5

Contributed surplus
Balance at the beginning of the period	$239.2	$239.0
Share-based compensation	4.2	4.6
Transfer of fair value of exercised options and restricted shares	(12.2)	(11.7)
Balance at the end of the period	$231.2	$231.9

Accumulated deficit
Balance at the beginning of the period	$(10,922.1)	$(9,937.6)
Net loss attributable to common shareholders	(13.9)	(6.7)
Balance at the end of the period	$(10,936.0)	$(9,944.3)

Accumulated other comprehensive income (loss)
Balance at the beginning of the period	$(31.3)	$(46.1)
Other comprehensive income (loss)	38.9	(18.4)
Balance at the end of the period	$7.6	$(64.5)
Total accumulated deficit and accumulated other comprehensive income (loss)	$(10,928.4)	$(10,008.8)

Total common shareholders' equity	$4,192.3	$4,821.6

Non-controlling interest
Balance at the beginning of the period	$43.9	$48.8
Net loss attributable to non-controlling interest	(1.4)	(0.8)
Balance at the end of the period	$42.5	$48.0

Total equity	$4,234.8	$4,869.6

The accompanying notes are an integral part of these interim condensed consolidated financial statements

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5.  Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.   Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells a quantity of silver.   The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The interim condensed consolidated financial statements of the Company for the period ended March 31, 2016 were authorized for issue in accordance with a resolution of the board of directors on May 10, 2016.

2.	BASIS OF PRESENTATION

These unaudited interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting” (“IAS 34”). The accounting policies applied in these interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended December 31, 2015.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2015 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

3.	SIGNIFICANT ESTIMATES AND ASSUMPTIONS AND RECENT ACCOUNTING PRONOUNCEMENTS

Significant Judgments, Accounting Estimates and Assumptions

The preparation of these interim financial statements requires the use of certain significant accounting estimates and judgments by management in applying the Company’s accounting policies. The areas involving significant judgments and estimates have been set out in and are consistent with Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2015.

Recent Accounting Pronouncements

Revenue recognition

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”). The standard replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Programmes”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfer of Assets From Customers” and SIC 31 “Revenue – Barter Transactions Involving Advertising Services”.  IFRS 15 establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.  This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption.  The Company is in the process of determining the impact of IFRS 15 on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments” (“IFRS 9”).  This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting. The Company is in the process of determining the impact of IFRS 9 on its consolidated financial statements.

Leases

In January 2016, the IASB issued IFRS 16 “Leases” (“IFRS 16”).  This standard is effective for annual periods beginning on or after January 1, 2019, and permits early adoption, provided IFRS 15 has been applied, or is applied at the same date as IFRS 16.  IFRS 16 requires lessees to recognize assets and liabilities for most leases. The Company is in the process of determining the impact of IFRS 16 on its consolidated financial statements.

4.	ACQUISITION

Acquisition of Bald Mountain and remaining 50% interest in Round Mountain

On January 11, 2016, the Company completed the acquisition of 100% of the Bald Mountain gold mine (“Bald Mountain”), which includes a large associated land package, and the remaining 50% interest in the Round Mountain gold mine for $610 million in cash, subject to a working capital adjustment. In addition to the purchase price, Barrick Gold Corporation (“Barrick”) will receive a contingent 2% net smelter return royalty on future gold production from Kinross’ 100%-owned Bald Mountain lands that will come into effect following the post-closing production of 10 million ounces from such lands. Approximately 40% of the Bald Mountain land package is subject to a 50/50 exploration joint venture partnership between Kinross and Barrick, with Kinross as the operator. Transaction costs associated with the acquisition totaling $7.8 million were expensed and included within other operating expense.

The acquisition, which was accounted for as a business combination as at January 11, 2016, represents a strategic fit with the Company’s open-pit heap leach skill set and existing portfolio of operating assets, and enhances the production profile in the United States.

The following table sets forth a preliminary allocation of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair value. As the Company gained control of Round Mountain in the transaction, in accordance with IFRS, the assets and liabilities set out below represent 100% of the value of Round Mountain in addition to 100% of Bald Mountain. Final valuations of assets and liabilities are not yet complete due to the timing of the acquisition and the inherent complexity associated with the valuations. The preliminary allocation is subject to adjustment with the final allocation to be completed later in 2016.

Preliminary Purchase Price Allocation
Net working capital	$182.8
Property, plant and equipment (including mineral interests)	725.9
Other long-term assets	19.7
Provisions	(178.3)
Other long-term liabilities	(0.1)
Net assets	$750.0
Less: Fair value of previously held interest in Round Mountain	140.0
Cash consideration	$610.0

Subsequent to March 31, 2016, the Company received $22.0 million in cash from Barrick in connection with the working capital adjustment, which will be reflected in the final purchase price allocation to be completed later in 2016.

5.	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT DETAILS

Interim Condensed Consolidated Balance Sheets

i.           Cash and cash equivalents:
	March 31,	December 31,
	2016	2015
Cash on hand and balances with banks	$501.4	$460.3
Short-term deposits	249.0	583.6
	$750.4	$1,043.9

     Restricted cash:

	March 31,	December 31,
	2016	2015
Restricted cash (a)	$10.9	$10.5

(a)   Restricted cash relates to loan escrow judicial deposits and environmental indemnities related to Chirano and certain other sites.

ii.           Accounts receivable and other assets:

	March 31,	December 31,
	2016	2015
Trade receivables	$4.5	$4.4
Prepaid expenses	16.6	17.0
VAT receivable	52.3	53.4
Deposits	8.7	11.8
Other	25.4	21.6
	$107.5	$108.2

iii.           Inventories:

	March 31,	December 31,
	2016	2015
Ore in stockpiles (a)	$200.0	$195.7
Ore on leach pads (b)	407.9	250.0
In-process	100.7	85.5
Finished metal	51.2	24.4
Materials and supplies	568.4	607.2
	1,328.2	1,162.8
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(162.6)	(157.6)
	$1,165.6	$1,005.2

(a)           Ore in stockpiles relates to the Company’s operating mines. Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months which is included in other long-term assets on the interim condensed consolidated balance sheet. See Note 5 vi.
(b)           Ore on leach pads relates to the Company's Maricunga, Tasiast, Fort Knox, Round Mountain and Bald Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Maricunga in 2018, Tasiast in 2016, Fort Knox in 2020, Round Mountain in 2019 and Bald Mountain in 2022. Ore on leach pads includes material not scheduled for processing within the next twelve months which is included in other long-term assets on the interim condensed consolidated balance sheet. See Note 5 vi.

iv.           Property, plant and equipment:
		Mineral Interests (a)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2016	$7,332.2	$7,651.4	$164.3	$15,147.9
Additions	57.3	64.0	-	121.3
Acquisitions (b)	207.0	363.3	-	570.3
Capitalized interest	1.5	1.7	-	3.2
Disposals	(0.7)	(0.7)	-	(1.4)
Other	3.1	(1.9)	-	1.2
Balance at March 31, 2016	7,600.4	8,077.8	164.3	15,842.5

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2016	$(4,835.1)	$(5,639.7)	$(79.4)	$(10,554.2)
Depreciation, depletion and amortization	(125.9)	(105.0)	-	(230.9)
Disposals	0.5	-	-	0.5
Other	(0.7)	-	-	(0.7)
Balance at March 31, 2016	(4,961.2)	(5,744.7)	(79.4)	(10,785.3)

Net book value	$2,639.2	$2,333.1	$84.9	$5,057.2

Amount included above as at March 31, 2016:
Assets under construction	$223.0	$126.1	$-	$349.1
Assets not being depreciated (c)	$382.4	$335.1	$84.9	$802.4

(a)           At March 31, 2016, the significant development and operating properties include Fort Knox, Round Mountain, Bald Mountain, Paracatu, Maricunga, Kupol, Kettle River-Buckhorn, Tasiast, Chirano, and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.
(b)           Bald Mountain and the remaining 50% interest in Round Mountain were acquired on January 11, 2016. See Note 4.
(c)           Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

		Mineral Interests(a)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2015	$7,020.1	$7,462.2	$168.8	$14,651.1
Additions	349.3	175.9	-	525.2
Capitalized interest	16.9	23.6	-	40.5
Disposals	(71.0)	(3.6)	(4.7)	(79.3)
Other	16.9	(6.7)	0.2	10.4
Balance at December 31, 2015	7,332.2	7,651.4	164.3	15,147.9

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2015	$(4,191.8)	$(4,970.7)	$(79.2)	$(9,241.7)
Depreciation, depletion and amortization	(484.5)	(446.4)	-	(930.9)
Impairment charge (b)	(220.8)	(218.7)	-	(439.5)
Disposals	59.9	-	-	59.9
Other	2.1	(3.9)	(0.2)	(2.0)
Balance at December 31, 2015	(4,835.1)	(5,639.7)	(79.4)	(10,554.2)

Net book value	$2,497.1	$2,011.7	$84.9	$4,593.7

Amount included above as at December 31, 2015:
Assets under construction	$201.9	$121.2	$-	$323.1
Assets not being depreciated (c)	$361.1	$322.1	$84.9	$768.1

(a)           At December 31, 2015, the significant development and operating properties include Fort Knox, Round Mountain, Paracatu, Maricunga, Kupol, Kettle River-Buckhorn, Tasiast, Chirano, and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.
(b)           At December 31, 2015, an impairment charge was recorded against property, plant and equipment at Fort Knox, Round Mountain, and Tasiast.
(c)           Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Capitalized interest primarily relates to capital expenditures at Fort Knox, Round Mountain, Kupol, Paracatu, and Tasiast and had an annualized weighted average borrowing rate of 4.8% for the three months ended March 31, 2016 (three months ended March 31, 2015 – 4.7%).

At March 31, 2016 and December 31, 2015, $215.6 million of exploration and evaluation (“E&E”) assets were included in mineral interests. During the three months ended March 31, 2016, $0.6 million (three months ended March 31, 2015 – $0.8 million), of E&E expenditures were expensed by the Company and included in operating cash flows.

v.           Long-term investments:

Unrealized gains and losses on investments classified as available-for-sale are recorded in accumulated other comprehensive income (“AOCI”) as follows:

	March 31, 2016		December 31, 2015
	Fair value	Gains (losses) in AOCI	Fair value	Gains (losses) in AOCI
Investments in an unrealized gain position	$108.6	$9.4	$10.4	$1.4
Investments in an unrealized loss position	1.0	(1.6)	72.7	(20.1)
	$109.6	$7.8	$83.1	$(18.7)

vi.           Other long-term assets:

	March 31,	December 31,
	2016	2015
Long-term portion of ore in stockpiles and ore on leach pads (a)	$162.6	$157.6
Deferred charges, net of amortization	7.4	7.9
Long-term receivables	175.1	161.7
Advances for the purchase of capital equipment	10.5	6.7
Other	38.1	36.3
	$393.7	$370.2

(a)           Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months.  At March 31, 2016, long-term ore in stockpiles was at the Company’s Fort Knox, Kupol, Tasiast, Chirano and Paracatu mines, and long-term ore on leach pads was at the Company’s Fort Knox, Round Mountain and Tasiast mines.

vii.            Accounts payable and accrued liabilities:

	March 31,	December 31,
	2016	2015
Trade payables	$75.5	$75.2
Accrued liabilities	178.4	206.2
Employee related accrued liabilities	97.6	98.2
	$351.5	$379.6

viii.           Accumulated other comprehensive income (loss):

	Long-term Investments	Derivative Contracts	Total
Balance at December 31, 2014	$1.8	$(47.9)	$(46.1)
Other comprehensive income (loss) before tax	(20.5)	43.5	23.0
Tax	-	(8.2)	(8.2)
Balance at December 31, 2015	$(18.7)	$(12.6)	$(31.3)
Other comprehensive income before tax	26.5	15.8	42.3
Tax	-	(3.4)	(3.4)
Balance at March 31, 2016	$7.8	$(0.2)	$7.6

Interim Condensed Consolidated Statements of Operations

ix.            Other income (expense)  – net:

	Three months ended March 31,
	2016	2015

Gains (losses) on sale of other assets - net	$3.5	$(1.2)
Foreign exchange losses	(2.8)	(1.0)
Net non-hedge derivative gains (losses)	6.5	(1.9)
Other	0.9	2.2
	$8.1	$(1.9)

x.            Finance expense:

	Three months ended March 31,
	2016	2015
Accretion on reclamation and remediation obligations	$(8.5)	$(6.9)
Interest expense, including accretion on debt (a)	(24.7)	(17.1)
	$(33.2)	$(24.0)

(a)    During the three months ended March 31, 2016, $3.2 million (three months ended March 31, 2015 – $9.6 million) of interest was capitalized to property, plant and equipment. See Note 5 iv.

Total interest paid, including interest capitalized, during the three months ended March 31, 2016 was $43.5 million (three months ended March 31, 2015 - $43.0 million).

6.	FAIR VALUE MEASUREMENT

(a)           Recurring fair value measurement:

Carrying values for financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to their short-term maturities.

Assets (liabilities) measured at fair value on a recurring basis as at March 31, 2016 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Available-for-sale investments	$109.6	$-	$-	$109.6
Derivative contracts:
Foreign currency forward contracts	-	0.9	-	0.9
Energy swap contracts	-	(1.2)	-	(1.2)
Total return swap contracts	-	8.1	-	8.1
	$109.6	$7.8	$-	$117.4

The valuation techniques that are used to measure assets and liabilities at fair value on a recurring basis are as follows:

Available-for-sale investments:

The fair value of available-for-sale investments is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale investments are classified within Level 1 of the fair value hierarchy.

Derivative contracts:

The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

The following table summarizes information about derivative contracts outstanding at March 31, 2016 and December 31, 2015:

	March 31, 2016		December 31, 2015
	Asset / (Liability)	AOCI	Asset / (Liability)	AOCI
	Fair Value		Fair Value
Currency contracts
Foreign currency forward contracts (a)	0.9	0.7	(13.8)	(10.9)

Commodity contracts
Energy swap contracts (a)	(1.2)	(0.9)	(2.2)	(1.7)

Other contracts
Total return swap contracts	8.1	-	1.0	-

Total all contracts	$7.8	$(0.2)	$(15.0)	$(12.6)

Unrealized fair value of derivative assets
Current	11.5		1.0
Non-current	-		-
	$11.5		$1.0
Unrealized fair value of derivative liabilities
Current	(3.7)		(16.0)
Non-current	-		-
	$(3.7)		$(16.0)

Total net fair value	$7.8		$(15.0)

(a)  The entire amount recorded in AOCI at March 31, 2016 will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(b)           Fair value of financial assets and liabilities not measured and recognized at fair value:

Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 7.

7.           LONG-TERM DEBT AND CREDIT FACILITIES
			March 31, 2016				December 31, 2015
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount (a)	Fair Value (b)	Carrying Amount (a)	Fair Value (b)

Corporate term loan facility	(i)	Variable	$500.0	$(1.8)	$498.2	$498.2	$498.0	$498.0
Senior notes	(ii)	3.625%-6.875%	1,494.4	(10.4)	1,484.0	1,323.9	1,483.4	1,035.3
			1,994.4	(12.2)	1,982.2	1,822.1	1,981.4	1,533.3
Less: current portion			(250.0)	0.3	(249.7)	(249.2)	(249.5)	(250.4)
Long-term debt			$1,744.4	$(11.9)	$1,732.5	$1,572.9	$1,731.9	$1,282.9

(a)   Includes transaction costs on debt financings.
(b)   The fair value of debt is primarily determined using quoted market determined variables. See Note 6 (b).

(i)           Corporate revolving credit and term loan facilities

On July 24, 2015, the Company amended its $1,500 million revolving credit facility and $500 million term loan to extend the respective maturity dates.  The revolving credit facility’s term was extended by one year to August 10, 2020 from August 10, 2019, and the term loan was extended by one year to August 10, 2019 from August 10, 2018.

As at March 31, 2016, the Company had utilized $31.3 million (December 31, 2015 – $31.3 million) of the amended $1,500.0 million revolving credit facility.  The amount utilized was entirely for letters of credit.  On January 4, 2016, the Company drew $175.0 million in cash on the revolving credit facility, and repaid the amount in full on March 4, 2016.

Loan interest for both the amended revolving credit facility and the amended term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating.  Based on the Company’s credit rating at March 31, 2016, interest charges and fees, are as follows:
Type of credit
Dollar based LIBOR loan:
Term Loan	LIBOR plus 1.95%
Revolving credit facility	LIBOR plus 2.00%
Letters of credit	1.33-2.00%
Standby fee applicable to unused availability	0.40%

The amended revolving credit facility and amended unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens.  The significant financial covenant is a ratio of net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with this covenant at March 31, 2016.

(ii)           Senior notes

The Company’s $1.5 billion of senior notes consist of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021, $500.0 million principal amount of 5.950% senior notes due 2024, and $250.0 million principal amount of 6.875% senior notes due 2041.

The $250.0 million 3.625% senior notes mature in September 2016.

(iii)           Other
On March 31, 2015, the maturity date for the $250.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) was extended to June 30, 2016.  Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn.  Fees related to letters of credit under this facility are 1.00% to 1.25%.  As at March 31, 2016 and December 31, 2015, $212.7 million was utilized under this facility.

In addition, at March 31, 2016, the Company had $48.6 million (December 31, 2015 - $33.4 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania and Ghana.  These letters of credit have been issued pursuant to arrangements with certain international banks.

Subsequent to March 31, 2016, $166.4 million of surety bonds were issued with respect to Kinross’ operations in the United States.  The surety bonds were issued pursuant to arrangements with international insurance companies.

From time to time, the Company’s operations in Brazil may borrow US dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at March 31, 2016 and December 31, 2015, $nil was outstanding under such borrowings.

8.           PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2016	$720.3	$50.8	$771.1
Additions resulting from acquisitions (a)	120.4	-	120.4
Additions	-	3.9	3.9
Reductions	-	(1.9)	(1.9)
Reclamation spending	(2.5)	-	(2.5)
Accretion	8.5	-	8.5
Balance at March 31, 2016	$846.7	$52.8	$899.5

Current portion	38.9	12.1	51.0
Non-current portion	807.8	40.7	848.5
	$846.7	$52.8	$899.5

(a)   Bald Mountain and the remaining 50% interest in Round Mountain were acquired on January 11, 2016. See Note 4.

(i)           Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligations. The above table details the items that affect the reclamation and remediation obligations.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at March 31, 2016, letters of credit totaling $262.1 million (December 31, 2015 – $249.5 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. In addition, subsequent to March 31, 2016, $166.4 million of surety bonds were issued with respect to Kinross’ operations in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

9.           COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the three months ended March 31, 2016 and year ended December 31, 2015 is as follows:

	Three months ended March 31, 2016		Year ended December 31, 2015
	Number of shares	Amount ($)	Number of shares	Amount ($)
	(000's)		(000's)
Common shares
Balance at January 1,	1,146,540	$14,603.5	1,144,576	$14,587.7
Equity issuance (a)	95,910	275.7	-	-
Under share option and restricted share plans	1,688	10.3	1,964	15.8
Balance at end of period	1,244,138	$14,889.5	1,146,540	$14,603.5

Total common share capital		$14,889.5		$14,603.5

(a)           On March 4, 2016, the Company completed a public equity offering of 83.4 million common shares at a price of $3.00 per common share for gross proceeds of approximately $250.0 million. On March 15, 2016, the underwriters elected to exercise an option to purchase up to an additional 15% of the offering to cover over-allotments, and as a result, an additional 12.5 million common shares were issued at a price of $3.00 per common share. The sale was completed on March 18, 2016 and increased the gross proceeds from the offering to $287.7 million. Transaction costs of $12.0 million resulted in net proceeds of $275.7 million.

10.           SHARE-BASED PAYMENTS

i.           Share option plan

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2016:

	Three months ended March 31, 2016
	Number of options (000's)	Weighted average exercise price (CDN$)
Outstanding at January 1, 2016	13,513	$7.57
Granted	1,872	4.17
Exercised	(8)	3.73
Forfeited	(448)	6.88
Outstanding at end of period	14,929	$7.17
Exercisable at end of period	9,940	$8.64

For the three months ended March 31, 2016, the weighted average share price at the date of exercise was CDN$4.04.

The following weighted average assumptions were used in computing the fair value of stock options using the Black-Scholes option pricing model granted during the three months ended March 31, 2016:
Weighted average share price (CDN$)	$4.17
Expected dividend yield	0.0%
Expected volatility	56.9%
Risk-free interest rate	0.6%
Expected option life (in years)	4.5
Weighted average fair value per share option granted (CDN$)	$1.92

The expected volatility used in the Black-Scholes option pricing model is based primarily on the historical volatility of the Company’s shares.

ii.           Restricted share plan

(a)   Restricted share units (“RSUs”)
The following table summarizes information about the RSUs outstanding at March 31, 2016:

	Three months ended March 31, 2016
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2016	9,041	$4.41
Granted	5,328	4.08
Redeemed	(3,381)	5.09
Forfeited	(286)	4.32
Outstanding at end of period	10,702	$4.03

As at March 31, 2016, the Company had recognized a liability of $6.4 million (December 31, 2015 - $4.8 million) in respect of its cash-settled RSUs.

(b)   Restricted performance share units (“RPSUs”)
The following table summarizes information about the RPSUs outstanding at March 31, 2016:

	Three months ended March 31, 2016
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2016	4,313	$4.88
Granted	1,887	4.47
Redeemed	(439)	7.05
Forfeited	(328)	6.17
Outstanding at end of period	5,433	$4.48

iii.           Deferred share unit (“DSU”) plan
The number of DSUs granted by the Company was 89,870 and the weighted average fair value per unit issued was CDN$4.43 for the three months ended March 31, 2016.
There were 1,323,795 DSUs outstanding, for which the Company had recognized a liability of $4.5 million, as at March 31, 2016 (December 31, 2015 - $2.2 million).
iv.           Employee share purchase plan

The compensation expense related to the employee Share Purchase Plan for the three months ended March 31, 2016 was $0.5 million (three months ended March 31, 2015 - $0.6 million).

11.           LOSS PER SHARE
Basic and diluted net loss attributable to common shareholders of Kinross for the three months ended March 31, 2016 was $13.9 million (three months ended March 31, 2015 - $6.7 million).

The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted loss per common share for the following periods:

(Number of common shares in thousands)	Three months ended March 31,
	2016	2015
Basic weighted average shares outstanding:	1,173,637	1,145,141
Weighted average shares dilution adjustments:
Stock options (a)	-	-
Restricted shares	-	-
Restricted performance shares	-	-
Diluted weighted average shares outstanding	1,173,637	1,145,141

Weighted average shares dilution adjustments - exclusions: (b)
Stock options (a)	13,801	16,434
Restricted shares	3,315	3,637
Restricted performance shares	4,483	3,251

(a)   Dilutive stock options were determined using the Company’s average share price for the period. For the three months ended March 31, 2016, the average share price used was $2.48 (three months ended March 31, 2015 - $2.91).
(b)   These adjustments were excluded, as they are anti-dilutive.

12.           SEGMENTED INFORMATION

Operating segments

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments									Non-operating segments (a)
Three months ended March 31, 2016:	Fort Knox	Round Mountain (c)	Bald Mountain (c)	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$102.8	106.4	13.4	138.6	67.9	207.1	32.8	57.8	55.8	-	$782.6
Cost of sales
Production cost of sales	62.2	65.0	13.1	79.9	47.3	78.2	22.2	47.2	47.2	-	462.3
Depreciation, depletion and amortization	23.5	27.2	5.5	35.4	10.8	52.9	1.4	22.7	25.7	2.7	207.8
Total cost of sales	85.7	92.2	18.6	115.3	58.1	131.1	23.6	69.9	72.9	2.7	670.1
Gross profit (loss)	$17.1	14.2	(5.2)	23.3	9.8	76.0	9.2	(12.1)	(17.1)	(2.7)	$112.5
Other operating expense	-	-	-	4.4	-	-	0.1	17.8	0.7	10.9	33.9
Exploration and business development	0.1	0.4	1.1	-	-	1.7	0.1	1.9	1.7	9.7	16.7
General and administrative	-	-	-	-	-	-	-	-	-	38.3	38.3
Operating earnings (loss)	$17.0	13.8	(6.3)	18.9	9.8	74.3	9.0	(31.8)	(19.5)	(61.6)	$23.6
Other income (expense) - net											8.1
Equity in earnings (losses) of associate and joint venture											0.2
Finance income											1.6
Finance expense											(33.2)
Earnings before tax											$0.3

	Operating segments								Non-operating segments (a)
Three months ended March 31, 2015:	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$100.1	50.6	150.7	67.5	232.7	29.5	62.9	87.4	-	$781.4
Cost of sales
Production cost of sales	55.1	36.0	93.9	56.0	91.5	24.3	51.9	45.9	-	454.6
Depreciation, depletion and amortization	24.6	9.0	37.8	5.4	63.9	4.1	16.2	43.6	1.6	206.2
Total cost of sales	79.7	45.0	131.7	61.4	155.4	28.4	68.1	89.5	1.6	660.8
Gross profit (loss)	$20.4	5.6	19.0	6.1	77.3	1.1	(5.2)	(2.1)	(1.6)	$120.6
Other operating expense	0.1	-	5.7	-	-	-	3.9	1.2	5.4	16.3
Exploration and business development	0.6	-	-	-	3.0	0.1	4.7	3.9	10.5	22.8
General and administrative	-	-	-	-	-	-	-	-	39.0	39.0
Operating earnings (loss)	$19.7	5.6	13.3	6.1	74.3	1.0	(13.8)	(7.2)	(56.5)	$42.5
Other income (expense) - net										(1.9)
Equity in earnings (losses) of associate and joint venture										(1.0)
Finance income										2.2
Finance expense										(24.0)
Earnings before tax										$17.8

	Operating segments									Non-operating segments(a)
	Fort Knox	Round Mountain (c)	Bald Mountain (c)	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Property, plant and equipment at:
March 31, 2016	$238.7	307.7	390.5	1,664.2	125.8	715.6	2.0	765.1	473.6	374.0	$5,057.2

Total assets at:
March 31, 2016	$476.7	455.4	567.0	1,948.8	327.5	1,579.5	18.0	1,029.4	626.2	1,104.4	$8,132.9

Capital expenditures for three months ended March 31, 2016 (d)	$14.0	14.1	1.7	6.8	0.9	26.5	-	49.6	8.4	2.5	$124.5

	Operating segments								Non-operating segments(a)
	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Property, plant and equipment at:
December 31, 2015	$244.9	161.4	1,693.0	139.0	753.0	2.5	736.3	489.2	374.4	$4,593.7

Total assets at:
December 31, 2015	$480.5	229.5	1,935.9	373.3	1,566.3	26.6	1,010.1	645.6	1,467.6	$7,735.4

Capital expenditures for three months ended March 31, 2015 (d)	$42.5	10.5	9.8	7.5	14.9	0.5	34.8	10.9	13.1	$144.5

(a) Non-operating segments include development properties.
(b) Corporate and other includes corporate, Cerro Casale, shutdown and other non-operating assets (including La Coipa, Lobo-Marte and White Gold).
(c)  Bald Mountain and the remaining 50% interest in Round Mountain were acquired on January 11, 2016. See Note 4.
(d) Segment capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the interim condensed consolidated statement of cash flows are presented on a cash basis.

13.           COMMITMENTS AND CONTINGENCIES

i.           Commitments

Operating leases

The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. The operating leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis.

Purchase commitments

At March 31, 2016, the Company had future commitments of approximately $70.6 million for capital expenditures.

ii.           Contingencies

General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Cerro Casale contingency

The Company is obligated to pay $20.0 million to Barrick if a positive production decision is made relating to the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays, annual income taxes under the various regimes in countries in which it operates.  These tax regimes are determined under general corporate income tax laws of the country.  The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are complex and subject to interpretation.  Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews disputes can arise with the taxing authorities over the Company’s interpretation of the country’s income tax rules.

14.           CONSOLIDATING FINANCIAL STATEMENTS

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., BGO (Bermuda) Ltd., Crown Resources Corporation, Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., Compania Minera Mantos de Oro, Compania Minera Maricunga, Red Back Mining Inc., and Red Back Mining Mauritania No. 2 Ltd.  All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional; subject to certain customary release provisions contained in the indenture governing the senior notes.

The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at March 31, 2016 and December 31, 2015 and the consolidating statements of operations, statements of comprehensive income (loss) and statements of cash flows for the three months ended March 31, 2016 and 2015.  For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.

Consolidating balance sheet as at March 31, 2016
	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Assets
Current assets
Cash and cash equivalents	$193.1	$182.4	$-	$375.5	$374.9	$-	$750.4
Restricted cash	-	4.0	-	4.0	6.9	-	10.9
Accounts receivable and other assets	5.0	31.2	-	36.2	71.3	-	107.5
Intercompany receivables	514.7	1,101.4	(155.8)	1,460.3	4,508.6	(5,968.9)	-
Current income tax recoverable	-	64.7	-	64.7	61.2	-	125.9
Inventories	1.7	403.6	-	405.3	760.3	-	1,165.6
Unrealized fair value of derivative assets	12.7	1.2	-	13.9	(2.4)	-	11.5
	727.2	1,788.5	(155.8)	2,359.9	5,780.8	(5,968.9)	2,171.8
Non-current assets
Property, plant and equipment	28.8	2,473.5	-	2,502.3	2,554.9	-	5,057.2
Goodwill	-	-	-	-	162.7	-	162.7
Long-term investments	108.7	-	-	108.7	0.9	-	109.6
Investments in associate and joint venture	-	79.9	-	79.9	78.0	-	157.9
Intercompany investments	3,332.6	172.4	(2,959.1)	545.9	10,891.2	(11,437.1)	-
Other long-term assets	18.1	147.5	-	165.6	228.1	-	393.7
Long-term intercompany receivables	3,256.4	260.8	(181.7)	3,335.5	5,938.9	(9,274.4)	-
Deferred tax assets	-	6.5	-	6.5	73.5	-	80.0
Total assets	$7,471.8	$4,929.1	$(3,296.6)	$9,104.3	$25,709.0	$(26,680.4)	$8,132.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$44.9	$115.5	$-	$160.4	$191.1	$-	$351.5
Intercompany payables	240.6	543.7	(155.8)	628.5	5,340.4	(5,968.9)	-
Current income tax payable	-	15.3	-	15.3	3.0	-	18.3
Current portion of long-term debt	249.7	-	-	249.7	-	-	249.7
Current portion of provisions	-	22.6	-	22.6	28.4	-	51.0
Current portion of unrealized fair value of derivative liabilities	0.8	1.4	-	2.2	1.5	-	3.7
	536.0	698.5	(155.8)	1,078.7	5,564.4	(5,968.9)	674.2
Non-current liabilities
Long-term debt	1,732.5	-	-	1,732.5	-	-	1,732.5
Provisions	10.6	473.9	-	484.5	364.0	-	848.5
Other long-term liabilities	-	94.4	-	94.4	74.5	-	168.9
Long-term intercompany payables	1,000.4	437.3	(181.7)	1,256.0	8,018.4	(9,274.4)	-
Deferred tax liabilities	-	265.9	-	265.9	208.1	-	474.0
Total liabilities	3,279.5	1,970.0	(337.5)	4,912.0	14,229.4	(15,243.3)	3,898.1

Equity
Common shareholders' equity
Common share capital	$14,889.5	$1,894.2	$(1,894.2)	$14,889.5	$18,380.8	$(18,380.8)	$14,889.5
Contributed surplus	231.2	59.7	(59.7)	231.2	3,331.0	(3,331.0)	231.2
Accumulated deficit	(10,936.0)	1,014.9	(1,014.9)	(10,936.0)	(10,257.4)	10,257.4	(10,936.0)
Accumulated other comprehensive income (loss)	7.6	(9.7)	9.7	7.6	(17.3)	17.3	7.6
Total common shareholders' equity	4,192.3	2,959.1	(2,959.1)	4,192.3	11,437.1	(11,437.1)	4,192.3
Non-controlling interest	-	-	-	-	42.5	-	42.5
Total equity	4,192.3	2,959.1	(2,959.1)	4,192.3	11,479.6	(11,437.1)	4,234.8

Total liabilities and equity	$7,471.8	$4,929.1	$(3,296.6)	$9,104.3	$25,709.0	$(26,680.4)	$8,132.9

Consolidating balance sheet as at December 31, 2015

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Assets
Current assets
Cash and cash equivalents	$113.8	$171.0	$-	$284.8	$759.1	$-	$1,043.9
Restricted cash	-	3.0	-	3.0	7.5	-	10.5
Accounts receivable and other assets	4.8	33.7	-	38.5	69.7	-	108.2
Intercompany receivables	541.2	1,045.4	(203.2)	1,383.4	4,737.9	(6,121.3)	-
Current income tax recoverable	-	75.0	-	75.0	48.3	-	123.3
Inventories	1.5	397.0	-	398.5	606.7	-	1,005.2
Unrealized fair value of derivative assets	1.5	-	-	1.5	(0.5)	-	1.0
	662.8	1,725.1	(203.2)	2,184.7	6,228.7	(6,121.3)	2,292.1
Non-current assets
Property, plant and equipment	29.3	2,527.4	-	2,556.7	2,037.0	-	4,593.7
Goodwill	-	-	-	-	162.7	-	162.7
Long-term investments	82.7	-	-	82.7	0.4	-	83.1
Investments in associate and joint venture	-	79.3	-	79.3	77.8	-	157.1
Intercompany investments	3,306.1	172.3	(2,884.3)	594.1	10,064.1	(10,658.2)	-
Other long-term assets	10.2	138.2	-	148.4	221.8	-	370.2
Long-term intercompany receivables	3,056.2	260.0	(181.7)	3,134.5	5,438.6	(8,573.1)	-
Deferred tax assets	-	7.3	-	7.3	69.2	-	76.5
Total assets	$7,147.3	$4,909.6	$(3,269.2)	$8,787.7	$24,300.3	$(25,352.6)	$7,735.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$65.9	$137.6	$-	$203.5	$176.1	$-	$379.6
Intercompany payables	196.6	593.7	(203.2)	587.1	5,534.2	(6,121.3)	-
Current income tax payable	-	3.0	-	3.0	3.4	-	6.4
Current portion of long-term debt	249.5	-	-	249.5	-	-	249.5
Current portion of provisions	-	25.1	-	25.1	25.2	-	50.3
Current portion of unrealized fair value of derivative liabilities	3.8	10.3	-	14.1	1.9	-	16.0
	515.8	769.7	(203.2)	1,082.3	5,740.8	(6,121.3)	701.8
Non-current liabilities
Long-term debt	1,731.9	-	-	1,731.9	-	-	1,731.9
Provisions	9.9	467.7	-	477.6	243.2	-	720.8
Other long-term liabilities	-	81.2	-	81.2	67.5	-	148.7
Long-term intercompany payables	1,000.4	437.6	(181.7)	1,256.3	7,316.8	(8,573.1)	-
Deferred tax liabilities	-	269.1	-	269.1	229.9	-	499.0
Total liabilities	3,258.0	2,025.3	(384.9)	4,898.4	13,598.2	(14,694.4)	3,802.2

Equity
Common shareholders' equity
Common share capital	$14,603.5	$1,894.2	$(1,894.2)	$14,603.5	$17,964.8	$(17,964.8)	$14,603.5
Contributed surplus	239.2	59.6	(59.6)	239.2	3,237.1	(3,237.1)	239.2
Accumulated deficit	(10,922.1)	947.2	(947.2)	(10,922.1)	(10,525.3)	10,525.3	(10,922.1)
Accumulated other comprehensive income (loss)	(31.3)	(16.7)	16.7	(31.3)	(18.4)	18.4	(31.3)
Total common shareholders' equity	3,889.3	2,884.3	(2,884.3)	3,889.3	10,658.2	(10,658.2)	3,889.3
Non-controlling interest	-	-	-	-	43.9	-	43.9
Total equity	3,889.3	2,884.3	(2,884.3)	3,889.3	10,702.1	(10,658.2)	3,933.2

Total liabilities and equity	$7,147.3	$4,909.6	$(3,269.2)	$8,787.7	$24,300.3	$(25,352.6)	$7,735.4

Consolidating statement of operations for the three months ended March 31, 2016
	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Revenue
Metal sales	$450.9	$409.3	$(403.9)	$456.3	$326.3	$-	$782.6

Cost of sales
Production cost of sales	449.6	224.5	(403.9)	270.2	192.1	-	462.3
Depreciation, depletion and amortization	1.9	83.4	-	85.3	122.5	-	207.8
Total cost of sales	451.5	307.9	(403.9)	355.5	314.6	-	670.1
Gross profit (loss)	(0.6)	101.4	-	100.8	11.7	-	112.5
Other operating expense	1.1	6.3	-	7.4	26.5	-	33.9
Exploration and business development	5.0	0.5	-	5.5	11.2	-	16.7
General and administrative	24.7	0.7	-	25.4	12.9	-	38.3
Operating earnings (loss)	(31.4)	93.9	-	62.5	(38.9)	-	23.6
Other income (expense) - net	(293.0)	(3.2)	-	(296.2)	304.3	-	8.1
Equity in earnings (losses) of associate, joint venture and intercompany investments	328.6	0.1	(67.6)	261.1	0.2	(261.1)	0.2
Finance income	5.5	0.3	-	5.8	22.8	(27.0)	1.6
Finance expense	(23.6)	(6.2)	-	(29.8)	(30.4)	27.0	(33.2)
Earnings (loss) before tax	(13.9)	84.9	(67.6)	3.4	258.0	(261.1)	0.3
Income tax recovery (expense) - net	-	(17.3)	-	(17.3)	1.7	-	(15.6)
Net earnings (loss)	$(13.9)	$67.6	$(67.6)	$(13.9)	$259.7	$(261.1)	$(15.3)
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$(1.4)	$-	$(1.4)
Common shareholders	$(13.9)	$67.6	$(67.6)	$(13.9)	$261.1	$(261.1)	$(13.9)

Consolidating statement of operations for the three months ended March 31, 2015
	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Revenue
Metal sales	$396.8	$361.8	$(360.2)	$398.4	$383.0	$-	$781.4

Cost of sales
Production cost of sales	389.5	240.9	(359.9)	270.5	184.1	-	454.6
Depreciation, depletion and amortization	1.5	76.9	(0.3)	78.1	128.1	-	206.2
Total cost of sales	391.0	317.8	(360.2)	348.6	312.2	-	660.8
Gross profit (loss)	5.8	44.0	-	49.8	70.8	-	120.6
Other operating expense	2.0	8.6	-	10.6	5.7	-	16.3
Exploration and business development	5.2	1.0	-	6.2	16.6	-	22.8
General and administrative	26.7	1.0	-	27.7	11.3	-	39.0
Operating earnings (loss)	(28.1)	33.4	-	5.3	37.2	-	42.5
Other income (expense) - net	(3.6)	(4.1)	-	(7.7)	5.8	-	(1.9)
Equity in earnings (losses) of associate, joint venture and intercompany investments	35.2	(21.2)	3.4	17.4	(1.0)	(17.4)	(1.0)
Finance income	7.2	0.9	(0.5)	7.6	9.9	(15.3)	2.2
Finance expense	(16.3)	(5.8)	0.5	(21.6)	(17.7)	15.3	(24.0)
Earnings (loss) before tax	(5.6)	3.2	3.4	1.0	34.2	(17.4)	17.8
Income tax recovery (expense) - net	(1.1)	(6.6)	-	(7.7)	(17.6)	-	(25.3)
Net earnings (loss)	$(6.7)	$(3.4)	$3.4	$(6.7)	$16.6	$(17.4)	$(7.5)
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$(0.8)	$-	$(0.8)
Common shareholders	$(6.7)	$(3.4)	$3.4	$(6.7)	$17.4	$(17.4)	$(6.7)

Consolidating statement of comprehensive income (loss) for the three months ended March 31, 2016
	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors

Net earnings (loss)	$(13.9)	$67.6	$(67.6)	$(13.9)	$259.7	$(261.1)	$(15.3)

Other comprehensive income (loss), net of tax:
Items to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)	26.1	-	-	26.1	0.4	-	26.5
Changes in fair value of derivative financial instruments designated as cash flow hedges (b)	3.5	5.2	-	8.7	0.1	-	8.8
Accumulated other comprehensive (income) loss related to derivatives settled (c)	1.1	2.5	-	3.6	-	-	3.6
	30.7	7.7	-	38.4	0.5	-	38.9
Equity in other comprehensive income (loss) of intercompany investments	8.2	-	(7.7)	0.5	-	(0.5)	-
Total comprehensive income (loss)	$25.0	$75.3	$(75.3)	$25.0	$260.2	$(261.6)	$23.6

Total comprehensive income (loss)	$25.0	$75.3	$(75.3)	$25.0	$260.2	$(261.6)	$23.6
Attributable to non-controlling interest	$-	$-	$-	$-	$(1.4)	$-	$(1.4)
Attributable to common shareholders	$25.0	$75.3	$(75.3)	$25.0	$261.6	$(261.6)	$25.0

(a) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(b) Net of tax of	$-	$2.5	$-	$2.5	$-	$-	$2.5
(c) Net of tax of	$-	$0.9	$-	$0.9	$-	$-	$0.9

Consolidating statement of comprehensive income (loss) for the three months ended March 31, 2015

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors

Net earnings (loss)	$(6.7)	$(3.4)	$3.4	$(6.7)	$16.6	$(17.4)	$(7.5)

Other comprehensive income (loss), net of tax:
Items to be reclassified to profit or loss in subsequent periods:
Changes in fair value of investments (a)	(15.3)	(0.1)	-	(15.4)	1.8	-	(13.6)
Changes in fair value of derivative financial instruments designated as cash flow hedges (b)	(3.2)	(16.5)	-	(19.7)	(0.4)	-	(20.1)
Accumulated other comprehensive (income) loss related to derivatives settled (c)	4.6	8.2	-	12.8	2.5	-	15.3
	(13.9)	(8.4)	-	(22.3)	3.9	-	(18.4)
Equity in other comprehensive income (loss) of intercompany investments	(4.5)	-	8.4	3.9	-	(3.9)	-
Total comprehensive income (loss)	$(25.1)	$(11.8)	$11.8	$(25.1)	$20.5	$(21.3)	$(25.9)

Total comprehensive income (loss)	$(25.1)	$(11.8)	$11.8	$(25.1)	$20.5	$(21.3)	$(25.9)
Attributable to non-controlling interest	$-	$-	$-	$-	$(0.8)	$-	$(0.8)
Attributable to common shareholders	$(25.1)	$(11.8)	$11.8	$(25.1)	$21.3	$(21.3)	$(25.1)

(a) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(b) Net of tax of	$-	$(7.9)	$-	$(7.9)	$0.1	$-	$(7.8)
(c) Net of tax of	$-	$3.4	$-	$3.4	$0.7	$-	$4.1

Consolidating statement of cash flows for the three months ended March 31, 2016

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$(13.9)	$67.6	$(67.6)	$(13.9)	$259.7	$(261.1)	$(15.3)
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	1.9	83.4	-	85.3	122.5	-	207.8
Equity in losses (earnings) of associate, joint venture and intercompany investments	(328.6)	(0.1)	67.6	(261.1)	(0.2)	261.1	(0.2)
Non-hedge derivative (gains) losses - net	(16.3)	-	-	(16.3)	10.8	-	(5.5)
Share-based compensation expense	3.8	-	-	3.8	-	-	3.8
Finance expense	23.6	6.2	-	29.8	30.4	(27.0)	33.2
Deferred tax recovery	-	(5.6)	-	(5.6)	(26.3)	-	(31.9)
Foreign exchange losses (gains) and other	309.5	8.9	-	318.4	(307.7)	-	10.7
Changes in operating assets and liabilities:
Accounts receivable and other assets	(0.3)	6.3	-	6.0	(6.2)	-	(0.2)
Inventories	(0.2)	(9.6)	-	(9.8)	46.9	-	37.1
Accounts payable and accrued liabilities	(4.8)	(7.3)	-	(12.1)	27.2	-	15.1
Cash flow provided from (used in) operating activities	(25.3)	149.8	-	124.5	157.1	(27.0)	254.6
Income taxes recovered (paid)	-	3.8	-	3.8	(43.9)	-	(40.1)
Net cash flow provided from (used in) operating activities	(25.3)	153.6	-	128.3	113.2	(27.0)	214.5
Investing:
Additions to property, plant and equipment	(1.3)	(40.3)	-	(41.6)	(97.9)	-	(139.5)
Business acquisitions	-	-	-	-	(610.0)	-	(610.0)
Net additions to long-term investments and other assets	-	(3.5)	-	(3.5)	(7.6)	-	(11.1)
Net proceeds from the sale of property, plant and equipment	-	-	-	-	4.4	-	4.4
Decrease (increase) in restricted cash	-	(1.0)	-	(1.0)	0.6	-	(0.4)
Interest received and other	0.1	0.3	-	0.4	0.2	-	0.6
Net cash flow used in investing activities	(1.2)	(44.5)	-	(45.7)	(710.3)	-	(756.0)
Financing:
Proceeds from issuance of equity	275.7	-	-	275.7	-	-	275.7
Proceeds from issuance of debt	-	-	-	-	-	-	-
Repayment of debt	-	-	-	-	-	-	-
Interest paid	(29.6)	-	-	(29.6)	-	-	(29.6)
Intercompany advances	(140.3)	(97.7)	-	(238.0)	211.0	27.0	-
Net cash flow used in financing activities	105.8	(97.7)	-	8.1	211.0	27.0	246.1
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	1.9	-	1.9
Increase (decrease) in cash and cash equivalents	79.3	11.4	-	90.7	(384.2)	-	(293.5)
Cash and cash equivalents, beginning of period	113.8	171.0	-	284.8	759.1	-	1,043.9
Cash and cash equivalents, end of period	$193.1	$182.4	$-	$375.5	$374.9	$-	$750.4

Consolidating statement of cash flows for the three months ended March 31, 2015
	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$(6.7)	$(3.4)	$3.4	$(6.7)	$16.6	$(17.4)	$(7.5)
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	1.5	76.9	(0.3)	78.1	128.1	-	206.2
Equity in (earnings) losses of associate, joint venture and intercompany investments	(35.2)	21.2	(3.4)	(17.4)	1.0	17.4	1.0
Non-hedge derivative (gains) losses - net	6.9	(0.5)	-	6.4	(5.4)	-	1.0
Share-based compensation expense	4.6	-	-	4.6	-	-	4.6
Finance expense	16.3	5.8	(0.5)	21.6	17.7	(15.3)	24.0
Deferred tax recovery	-	(0.1)	-	(0.1)	(29.7)	-	(29.8)
Foreign exchange losses (gains) and other	-	11.2	-	11.2	4.1	-	15.3
Changes in operating assets and liabilities:
Accounts receivable and other assets	1.6	19.6	-	21.2	19.6	-	40.8
Inventories	(0.3)	1.1	0.3	1.1	49.6	-	50.7
Accounts payable and accrued liabilities	(19.1)	(22.3)	-	(41.4)	13.8	-	(27.6)
Cash flow provided from (used in) operating activities	(30.4)	109.5	(0.5)	78.6	215.4	(15.3)	278.7
Income taxes recovered (paid)	-	(3.2)	-	(3.2)	(25.4)	-	(28.6)
Net cash flow provided from (used in) operating activities	(30.4)	106.3	(0.5)	75.4	190.0	(15.3)	250.1
Investing:
Additions to property, plant and equipment	(9.1)	(80.2)	-	(89.3)	(60.2)	-	(149.5)
Business acquisitions	-	-	-	-	-	-	-
Net additions to long-term investments and other assets	(0.3)	(9.0)	-	(9.3)	(12.4)	-	(21.7)
Net proceeds from the sale of property, plant and equipment	1.0	0.1	-	1.1	0.2	-	1.3
Decrease (increase) in restricted cash	-	0.2	-	0.2	-	-	0.2
Interest received and other	-	0.9	-	0.9	0.2	-	1.1
Net cash flow used in investing activities	(8.4)	(88.0)	-	(96.4)	(72.2)	-	(168.6)
Financing:
Proceeds from issuance of equity	-	-	-	-	-	-	-
Proceeds from issuance of debt	-	19.5	-	19.5	-	-	19.5
Repayment of debt	-	(19.5)	-	(19.5)	(30.0)	-	(49.5)
Interest paid	(20.6)	0.2	-	(20.4)	(0.6)	-	(21.0)
Intercompany advances	(53.5)	5.7	0.5	(47.3)	32.0	15.3	-
Net cash flow provided from (used in) financing activities	(74.1)	5.9	0.5	(67.7)	1.4	15.3	(51.0)
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	(3.5)	-	(3.5)
Increase (decrease) in cash and cash equivalents	(112.9)	24.2	-	(88.7)	115.7	-	27.0
Cash and cash equivalents, beginning of period	315.1	131.0	-	446.1	537.4	-	983.5
Cash and cash equivalents, end of period	$202.2	$155.2	$-	$357.4	$653.1	$-	$1,010.5